As filed with the Securities and Exchange Commission on June 7, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 30, 2001.

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from___________to___________

Commission file number 0-25004

Adecco SA
(Exact name of Registrant as specified in its charter)

Adecco SA
(Translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organisation)

1275 Chéserex
Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depository Shares Common Shares, par value CHF 1.00 per share	New York Stock Exchange New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.**

*	Not for trading, but only in connection with the registration of American Depository Shares (ADSs) representing the Common Shares, pursuant to the requirements of the Securities and Exchange Commission.

**	Adecco ADSs started trading on the New York Stock Exchange on March 16, 2000. They ceased to be quoted on the Nasdaq National Market at the close of business on March 15, 2000.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Outstanding at December 30, 2001

Common Shares, par value CHF 1.00 per share Participation Certificates, par value CHF 1.00 per share	186,169,140 5,740

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

i

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

     This Annual Report contains certain forward-looking statements and information relating to Adecco that are based on the current expectations, estimates and projections of its management and information currently available to Adecco. These statements include, but are not limited to, the statements under “Information on the Company” and “Operating and Financial Review and Prospects,” and other statements contained in this Annual Report that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Terms and phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “predict,” “estimate,” “project,” “may” and “could,” and variations of these words and similar expressions, are intended to identify forward-looking statements.

     These statements reflect current views of Adecco with respect to future events and are not a guarantee of future performance. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	our ability to successfully implement our growth and operating strategies;

•	fluctuations in interest rates or foreign currency exchange rates;

•	changes in economic conditions;

•	changes in the law or government regulations in the countries in which Adecco operates;

•	instability in domestic and foreign financial markets;

•	our ability to obtain commercial credit; and

•	changes in general political, economic and business conditions in the countries or regions in which Adecco operates.

     Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Therefore, you should not place any undue reliance on forward-looking statements. Adecco undertakes no obligation to update any forward-looking statement, even if new information, future events or other circumstances have made them incorrect or misleading. All subsequent written and oral forward-looking statements attributable to Adecco are qualified in their entirety by the foregoing factors.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

Selected Financial Data

     This table includes selected historical financial data of Adecco. It was derived from the Consolidated Financial Statements of Adecco, which have been audited by Arthur Andersen SA, independent auditors. This table should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects” and in conjunction with the accompanying Consolidated Financial Statements and Notes.

     Adecco’s consolidated financial data includes the operating results of the Adecco mergers and acquisitions in the following periods:

•	In 1997, the operating results of TAD have been included beginning November 1997;

•	In 1999, the operating results of Delphi have been included beginning April 1999 and operating results of Career Staff have been included beginning May 1999; and

•	In 2000, the operating results of Olsten have been included beginning March 2000.

	2001	2000	1999	1998	1997

	(in millions CHF, except for share and per share amounts)
Statement of Operations Data:
Net service revenues	27,247	26,628	18,471	15,308	11,432
Income (loss) from operations	73	63	130	46	(26)
Cumulative effect of change in accounting principle(1)	(8)	—	—	—	—
Net loss	(427)	(428)	(174)	(195)	(206)
Per Share Data:
Net loss per share	(2.30)	(2.33)	(1.01)	(1.16)	(1.52)
Diluted net loss per share	(2.30)	(2.33)	(1.01)	(1.16)	(1.52)
Cash dividends per common share	1.00	0.84	0.70	0.55	0.50
Balance Sheet Data:
Total assets	9,323	10,653	7,938	5,607	5,731
Net assets	1,787	2,390	2,400	2,068	2,020
Long-term debt	2,047	2,548	1,885	688	663
Capital stock	3,834	4,938	4,285	2,756	2,683
Basic and diluted weighted average common shares	185,880,663	183,735,340	172,128,580	167,900,250	164,594,310

(1)	In the first quarter of fiscal 2001, Adecco adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The adoption resulted in a cumulative transition adjustment of CHF 8 million after-tax charge to earnings.

(2)	All share and earnings per share figures have been adjusted for the 10 for 1 share split of the common shares and the 2 for 1 split of the participation certificates, which took place in May 2001.

Exchange Rates

     The table below describes the average, high, low and period-end noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs expressed in U.S. dollars per Swiss franc:

		Period
		End	Average(1)	Low	High

			(USD per CHF 1.00)
Year
1997		0.70	0.70	0.65	0.72
1998		0.73	0.69	0.65	0.76
1999		0.63	0.67	0.63	0.72
2000		0.61	0.59	0.55	0.64
2001		0.60	0.59	0.55	0.63
Months
2001
July	F	0.58		0.55	0.58
August	F	0.60		0.58	0.60
September	F	0.62		0.59	0.63
October	F	0.61		0.60	0.62
November	F	0.60		0.60	0.62
December	F	0.60		0.59	0.61
2002
January		0.61		0.59	0.61
February	F	0.59		0.58	0.59
March	F	0.61		0.60	0.61
April	F	0.62		0.59	0.62
May	F	0.63		0.62	0.63

The noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs expressed in U.S. dollars on May 28, 2002 was 0.63 per Swiss franc.

(1)	Represents the average of the noon buying rate in New York for cable transfers payable in foreign currencies for Swiss francs on the last business day of each month during the relevant year.

Risk Factors

     Any significant economic downturn could result in companies using fewer temporary employees, which could materially adversely affect Adecco

     Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity begins to slow down, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. Adecco may experience less demand for its services and more competitive pricing pressure during periods of economic downturn. In 2001 Adecco faced challenging and uncertain economic conditions, particularly during the second half as the USA, the world’s largest staffing market, slipped into recession. Any further significant economic downturn, particularly in France and North America where Adecco collectively derived 61% of its 2001 revenues, could have a material adverse effect on Adecco’s results of operations, financial condition and liquidity.

     The world-wide staffing services market is highly competitive with few barriers to entry, potentially limiting Adecco’s ability to maintain or increase its market share or margins

     The world-wide staffing services market is highly competitive with few barriers to entry, and in recent years has been undergoing significant consolidation. Adecco competes on a local and national basis in markets throughout North America, Europe, Australia, Asia and Latin America with full-service and specialised temporary service agencies. Moreover, competition from internet-based sources has increased, and seeks to displace the traditional staffing services businesses of Adecco and its competitors by replacing them with new business models. While the majority of Adecco’s competitors are significantly smaller than Adecco, several competitors, including Manpower Inc. (the United States), Vedior N.V. (the Netherlands), Randstad Holding N.V. (the Netherlands) and Kelly Services, Inc. (the United States)

have substantial marketing and financial resources. Adecco expects that the level of competition will remain high in the future, which could limit Adecco’s ability to maintain or increase its market share or margins.

     Adecco’s success depends upon its ability to attract and retain qualified temporary personnel

     Adecco depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. Adecco must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills, particularly technologically skilled employees, is intense, and demand for these individuals is expected to remain very strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available to Adecco in sufficient numbers and on terms of employment acceptable to Adecco. Adecco’s success will depend on its ability to recruit qualified temporary personnel and retain them.

     If Adecco loses its key personnel, its business may suffer

     Adecco’s operations are dependent on the continued efforts of its executive officers and senior management, particularly Jérôme Caille, Felix A. Weber, Luis Sánchez de León, Ray Roe, Steve Harrison and Roland Metzger. In addition, Adecco is dependent on the performance and productivity of its local managers and field personnel. Adecco’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key executive officers and senior management who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to Adecco’s business. Moreover, the loss of Adecco’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use Adecco’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect Adecco’s operations, including Adecco’s ability to establish and maintain customer relationships.

     Adecco may be exposed to employment-related claims and costs that could materially adversely affect its business

     Adecco is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of Adecco’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. Adecco has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. However, there can be no assurances that Adecco will not experience these problems in the future or that Adecco may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on Adecco’s business.

     The cost of unemployment insurance premiums and workers’ compensation costs for Adecco’s temporary employees may rise and reduce Adecco’s margins

     Businesses use temporary staffing in part to shift certain employment costs and risks to personnel services companies. For example, Adecco is responsible for and pays unemployment insurance premiums and workers’ compensation for its temporary employees. These costs have generally risen as a result of increased claims and governmental regulation. There can be no assurance that Adecco will be able to increase the fees charged to its clients in the future to keep pace with increased costs. Price competition in the personnel services industry is intense. There can be no assurance that Adecco will maintain its margins, and if it does not, its results of operations, financial condition, and liquidity could be adversely affected.

     Business risks associated with Adecco’s international operations including currency fluctuations may adversely affect Adecco’s operating results when translating foreign currency into Swiss francs

     Adecco’s operations are conducted around the world. Operations in Adecco’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	foreign currency fluctuation;

•	varying economic and political conditions;

•	cultures and business practices in different regions;

•	overlapping or different tax structures;

•	accounting and reporting requirement compliance; and

•	changing and, in some cases, complex or ambiguous laws and regulations.

     Adecco’s local operations are reported in the applicable foreign currencies and then translated into Swiss francs at the applicable foreign currency exchange rates for inclusion in Adecco’s Consolidated Financial Statements. Exchange rates for currencies of these countries may fluctuate in relation to the Swiss franc and these fluctuations may have an adverse effect on Adecco’s operating results when translating foreign currency into Swiss francs.

     Adecco common shares are listed and traded on the SWX Swiss Exchange and the Paris Stock Exchange. The prices for Adecco common shares on the SWX Swiss Exchange are expressed in Swiss francs, and the prices for Adecco common shares on the Paris Stock Exchange are expressed in Euro’s, but dividends on Adecco common shares, if any, are only paid in Swiss francs. Fluctuations in the exchange rate between the Swiss franc or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of Adecco common shares on the SWX Swiss Exchange and the Euro price on the Paris Stock Exchange. These fluctuations are also likely to affect the market prices of Adecco American Depository Shares’ (ADSs) and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco ADSs may receive in the future.

     Adecco’s acquisition strategy may have an adverse effect on Adecco’s business

     Adecco has in recent periods acquired the following personnel services businesses:

•	Delphi Group in April 1999 for a purchase price of CHF 395 million;

•	Career Staff in May 1999 for a purchase price of CHF 128 million; and

•	Olsten Corporation in March 2000 for a purchase price of approximately CHF 1,510 million. In March 2001, Adecco acquired the shares it did not already own of Olsten Norway AS, a subsidiary of Olsten Corporation, for approximately CHF 184.

     In February 2002, Adecco announced a cash tender offer for all of the issued and outstanding share capital of jobpilot AG for approximately Euro 70 million (CHF 106 million). Approximately 95% of jobpilot’s shareholders have accepted the offer and relevant regulatory authorities have given their approval. The acquisition was completed and the offer closed on May 22, 2002. All other acquisitions since 1998 were immaterial. Adecco may make material acquisitions in the future. Acquisitions may involve significant risks, including:

•	difficulties in the assimilation of the operations, services and corporate culture of the acquired companies;

•	over-valuation by Adecco of the acquired companies;

•	insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to the acquisitions; and

•	diversion of management’s attention from other business concerns.

     In addition, further acquisitions would likely result in the incurrence of debt or, if stock is issued, potential dilution, and contingent liabilities and an increase in interest expense and amortisation expenses related to intangible assets, which could have a material adverse effect on Adecco’s results of operations, financial condition and liquidity. For all these reasons, any future acquisitions or failure to effectively integrate acquired companies could adversely affect Adecco’s business.

     Klaus J. Jacobs and Philippe Foriel-Destezet together own and control about 38.0% of Adecco’s common shares, and therefore have the ability to make decisions that may adversely affect the market price of Adecco common shares and ADSs

     At April 17, 2002 Jacobs AG and members of the family of Klaus J. Jacobs owned, directly or indirectly, about 19.6%, and Philippe Foriel-Destezet, a director of Adecco, owned, directly or indirectly, about 18.4% of the 186,169,140 outstanding Adecco common shares. See Item 7 — “Major Shareholders and Related Party Transactions.”

     The ownership of a substantial percentage of the outstanding Adecco common shares by Mr. Jacobs and Mr. Foriel-Destezet provides them with the power to make decisions for Adecco that may be detrimental to the interests of an individual stockholder. For example, they may vote to delay, defer or prevent a change in control of Adecco, which may discourage bids for Adecco common shares or otherwise adversely affect the market price of Adecco common shares.

     Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect our business and results of operations.

     In many jurisdictions in which Adecco operates, such as Germany, Japan, France, the Netherlands and Spain, the temporary employment industry is heavily regulated. For example, governmental regulations in Germany restrict the length of contracts of temporary employees and the industries in which temporary employees may be utilised. There can be no assurance that the countries in which Adecco operates will not:

•	create additional regulations that prohibit or restrict types of employment services Adecco currently provides;

•	require Adecco to obtain additional licensing to provide staffing services; or

•	increase taxes payable by the providers of staffing services.

     Although Adecco is not aware of any pending regulation of the temporary employment industry that would have a material adverse effect on Adecco’s business, any future regulations that make it more difficult or expensive for Adecco to continue to provide its staffing services may have an adverse effect on Adecco’s financial condition, results of operations and liquidity.

     Shareholders may have a limited ability to participate in Adecco rights offerings

     Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights.” If by the terms of any rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco ADSs, Morgan Guaranty Trust Company of New York, as the depository of the Adecco common shares represented by the ADSs and as the issuer of the ADSs, may allow the rights to lapse pursuant to the deposit agreement among Adecco, Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADSs, the holders of Adecco ADSs. In addition, United States holders of Adecco ADSs may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the Securities Act is effective with respect to these rights or an exemption from the registration requirement thereunder is available. Adecco intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any of these registration statements, any benefits to it of enabling the holders of the Adecco ADSs to exercise these rights and any other factors Adecco considers appropriate at the time and then will make a decision as to whether to file any of these registration statements. Therefore, no assurance can be given that any of these registration statements would be filed. Similar restrictions apply to U.S. holders of Adecco common shares. To the extent holders of Adecco ADSs are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of Adecco ADSs. In any of these cases, the holders’ equity interest in Adecco would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with Adecco, will have discretion as to the procedure for making pre-emptive rights available to holders of Adecco ADSs, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

     There may be risks related to our use of Arthur Andersen SA as our independent auditors

     We are required to file financial statements audited by independent auditors. The Securities and Exchange Commission has said that it will continue accepting financial statements audited by Arthur Andersen, so long as Arthur Andersen is able to make certain representations to its clients. Our access to the capital markets in the U.S. and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen SA becomes unable to make required representations to us or if for any other reason Arthur Andersen SA is unable to perform required audit-related services for us. At our annual meeting on April 17, 2002, our shareholders approved the transition from Arthur Andersen SA to Ernst & Young AG as our independent auditors in the event that Arthur Andersen SA resigns as our independent auditors or if they become unable to perform their required audit related services for us.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Adecco resulted from the August 1996 merger of Adia SA (“Adia”) and Ecco SA (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the merger with Ecco, Adia changed its name to Adecco. Unless the context requires otherwise, references to Adecco include its subsidiaries.

     The Ecco merger was accounted for using the purchase method of accounting. For accounting purposes only, and in accordance with generally accepted accounting principles in the United States, Ecco was deemed the acquirer of Adia as its former shareholders received a majority of the shares of Adecco. As a result, the historical financial statements of Adecco for the periods prior to the Ecco merger are those of Ecco and the operations of Adia have been included in the Consolidated Financial Statements of Adecco beginning in August 1996.

     Henri F. Lavanchy founded Adia in 1957 in Lausanne, Switzerland to provide temporary personnel to businesses in that country. Beginning in the 1960s and continuing through 1996, Adia expanded throughout Europe, the United States, Mexico, Japan, and Southeast Asia, and into the People’s Republic of China.

     In 1964, Philippe Foriel-Destezet founded Ecco in Lyon, France. By the early 1970s, Ecco had become the third largest supplier of temporary personnel in France.

     Adecco S.A. is a société anonyme organised under the laws of Switzerland, with its principal executive offices at 1275 Chéserex, Switzerland. Its telephone number is 41 21 321 666. Adecco S.A.’s principal corporate office is Hertistrasse 2E, 8304, Wallisellen, Switzerland. Its telephone number is 41 1 878 8888.

Acquisitions

Adecco’s principal acquisitions over the last three years are as follows:

Olsten Corporation. In March, 2000, Adecco acquired all of the common stock of Olsten Corporation (“Olsten”), a leading supplier of staffing and information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe, and Latin America. In exchange for all of the common stock of Olsten, Adecco paid approximately CHF 800 million cash, net of CHF 101 million cash acquired, assumed CHF 1,190 million in net debt, and issued to Olsten shareholders CHF 591 million in Adecco common stock. Additionally, CHF 17 million was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the Adecco stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 million (CHF 548 million) guaranteed convertible notes. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in Adecco’s consolidated financial statements since the date of acquisition. In addition, Olsten had accumulated net operating loss carryforwards of CHF 23 million and capital loss carryforwards of CHF 690 million, the majority of which were utilised in the year 2000. Under the terms of the purchase agreement, Olsten agreed to split off the company Olsten Health Services to the Olsten shareholders as a separate public traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company. In March 2001, Adecco acquired the shares that it did not already own of Olsten Personnel Norden AS, an indirect subsidiary of Olsten Corporation. The purchase price was approximately CHF 184 million in cash and was funded with existing credit facilities and internal resources. See Note 2 in the accompanying Consolidated Financial Statements.

Career Staff Co., Ltd. In May 1999, Adecco acquired Career Staff Co., Ltd, a personnel services business in Japan, for approximately CHF 128 million. The acquisition was financed using existing credit facilities and internal resources and was accounted for as a purchase. The results of operations of Career Staff Co. have been included in the financial statements beginning May 1999. See Note 2 in the accompanying Consolidated Financial Statements.

Delphi Group. In April 1999, Adecco acquired Delphi Group plc for approximately CHF 395 million. Delphi Group is an information technology service and staffing business with operations in the United Kingdom, the United States and Europe. The acquisition was financed from bank borrowings and was accounted for as a purchase. See Note 2 in the accompanying Consolidated Financial Statements.

jobpilot AG. In February 2002 Adecco announced a cash tender offer for all of the issued and outstanding share capital of jobpilot AG (Frankfurt Neuer Markt — JOA) for an aggregate purchase price of approximately Euro 70 million (CHF 106 million). jobpilot AG operates one of the largest European career markets via the Internet. The company was launched in 1995 and offers sites online via 15 European countries. Approximately 95% of jobpilot’s shareholders accepted the offer at the end of the offer period and regulatory authorities in all relevant jurisdictions have given their approval. The acquisition was completed and the offer closed on May 22, 2002.

Business Overview

     Adecco is the largest personnel services organisation in the world in terms of revenues, with almost 6,000 offices in 58 countries. Adecco’s personnel services include providing temporary personnel, placing permanent employees, outsourcing, training and testing temporary and permanent employees, and providing outplacement counselling services. Adecco strategy has focused on becoming No. 1 or 2 in the top staffing markets around the world, and this goal has been largely achieved in the Adecco Brand. Adecco believes that, in 2001, it was first (in terms of revenues) in its markets in the United States, Canada, France, Switzerland, Spain, Italy, Japan and Australia, second in the United Kingdom, Germany, Belgium and Scandinavia and fifth in The Netherlands.

     In October 2001, Adecco announced a change in its organisational and management structure to foster further expansion into human resources and business services. Three operating segments (divisions) were created. The Adecco Staffing Division focuses on flexible staffing solutions for global industries, including such sectors as automotive, banking, electronics, logistics and telecommunications. The Ajilon Staffing & Managed Services Division brings together a range of specialised professional staffing and managed services businesses. The Career Services and e-Business Division includes the portfolio of e-recruiting, executive search and outplacement businesses. These business lines operate globally throughout North America, Europe, Asia and Latin America.

     Adecco Staffing Division

     The Adecco Staffing network has international coverage and focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications. Adecco connects more people to jobs than any other company in the world and is committed to meeting client and candidate expectations and optimising management of the flexible workforce with web-enabled tools, such as e-procurement, e-contracting and e-billing. The following are among the brands that operate within the Adecco Staffing Division:

Adecco. Under its flagship brand Adecco provides the services of temporary and full-time clerical, industrial and technical temporary employees in 58 countries. Adecco leverages proprietary information technologies such as Xpert® (“Can do, will do, will fit”), JOB’shop recruiting kiosks, adecco.com Internet recruiting and Connect Client information systems. Many Adecco offices specialise in a specific activity: Adecco Technical, Adecco Clerical, Adecco Light Industrial, Adecco Construction and Adecco Call Centres Solutions.

Adia. In France, the Olsten Corporation operations merged with Adia to form the fourth largest network in this market, with more than 380 offices. Adia operations, with both general staffing and specialised offices, offer the strength of a local presence in all important markets combined with the dynamism of a fast growing company.

     Ajilon Staffing & Managed Services Division

     Ajilon is the brand name under which are grouped all activities in the Ajilon Staffing & Managed Services Division. Present in 16 countries with more than 400 offices and more than 4,000 colleagues, Ajilon Staffing operates with business lines specialised by industry. Offering professional staffing and managed services solutions plus mid-market permanent placement, the Ajilon Staffing division serves customers with temporary associates, contractors and permanent placement. Following the re-organisation announced in October 2001, ten branded companies are currently being integrated under the Ajilon master brand. The companies have complementary strengths across industry sectors and geographies and are capitalising upon these through separate and focused sales and staffing teams, while already implementing a programme to enable these operations to share front and back offices in each region. Adecco’s Managed Services division is capitalising upon the continued growth of outsourcing of staffing and projects in IT, telecom and engineering sectors. The major focus is on information technology, finance and accounting, legal, high end office staff, telecom and engineering. Ajilon clients in North America, Europe and Asia Pacific are provided with either staffing services or with project-orientated full solutions. The following are among the brands to operate under the Ajilon Staffing and Managed Services Division:

Ajilon. Ajilon is one of the largest and fastest-growing technology employers in the industry. With over 6,500 consultants working in more than 50 offices world-wide, Ajilon is on the cutting edge of the information technology industry. Ajilon’s clients range from large multinationals, to mid-size corporations, to public employers and include a variety of industries such as manufacturing, finance, communications, health, transportation and insurance. In addition to supplemental staffing, Ajilon offers several managed services, where the Ajilon team takes responsibility for a complete project. Managed services include systems transformation, functional outsourcing, systems capacity, and software testing. From its strong base in the United States, Ajilon has expanded its operations to Canada, the United Kingdom and Australia.

Computer People. Established in 1972, Computer People is the United Kingdom and Europe’s leading provider of information technology and e-commerce recruitment solutions. Computer People supplies individuals or complete project teams on a contract basis and finds permanent positions for highly qualified information technology professionals. Operating from 35 locations throughout Europe and South Africa, its services range from fast and accurate high-volume recruitment and candidate-driven permanent placements to executive search and selection.

Icon. Managing in excess of 1,500 contractors, and with offices in all major cities of Australia, New Zealand, Hong Kong, Singapore and the Philippines, ICON Recruitment has positioned itself as the region’s premier information technology resource provider of both permanent and contract information technology professionals. ICON aims to provide innovative and cost effective solutions and is committed to the investment and improvement of technologies that enables it to provide a better service, and add value to the recruitment process for both candidates and clients.

AOC. AOC recruits, pre-screens and places thousands of temporary accounting personnel on short- and long- term assignments. AOC Financial Executive Search recruits highly-qualified accounting and financial professionals on a direct-hire basis. The global AOC brand provides a wide range of accounting and financial specialists through more than 125 offices in the United States, Canada, the United Kingdom, Ireland, France, Italy, Belgium, Spain and Portugal.

Jonathan Wren. Established in 1968, Jonathan Wren specialises in the temporary assignment and full-time placement of highly skilled finance professionals for major customers in the banking and finance industries in the United Kingdom, Germany, Australia and France.

Office Angels. Office Angels specialises in temporary and permanent recruitment of secretarial, administrative, call centre and junior financial staff. Established in 1986, the Office Angels brand has become synonymous with refreshing, innovative approaches to recruitment solutions.

TAD Telecom. TAD Telecom provides engineering, project management, technical services and installation personnel to all facets of the communications industry (voice, data and video). Services include outside plant, central office, client premise equipment and wireless and broadband applications. TAD Telecom’s primary clients are telephone operating companies, cable TV companies, wireless companies, common carriers, equipment manufacturers and private systems users.

Roevin. ROEVIN provides, management, technical, project, operational engineering and design personnel to the manufacturing, oil, construction, utilities, automotive and aerospace industries, satisfying clients’ demands for skilled technical personnel who can assist them to meet and surpass the fast pace of technological advancement. Operating throughout the United Kingdom, Europe and Canada, services include temporary and permanent recruitment, technical documentation, illustration and translation, outsourcing and project management.

Career Services & e-Business Division

Lee Hecht Harrison established in 1974, is the career services company specialising in providing outplacement, leadership development, coaching and career development services. Lee Hecht Harrison’s focus is helping organisations and their employees deal with career transitions, career management and the effect of change on careers, work and employability. With over 170 world-wide office locations, Lee Hecht Harrison’s experience includes helping companies of all sizes effectively manage change, downsizing and internal career mobility.

Alexandre TIC established in 1961, offers executive search, coaching and human resources consulting. With 50 offices in the major cities around the world, Alexandre TIC focuses on providing national and international companies with a consistent methodology, quality certified processes and highly skilled consultants able to identify, assess and propose the best candidates for every executive position.

idealJob.com launched in Switzerland two years ago, offers e-Human Resources Services via the internet in a dozen European countries. idealJob supplies a unique range of services. As a job-board, idealJob is used by companies to attract and find the best candidates, quickly and cost efficiently. As a provider of hiring management systems, idealJob helps companies implement the best technology to link their human resources departments with the candidate markets, allowing clients to develop their own recruiting websites while keeping their own look and feel.

jobpilot AG. acquired by Adecco in 2002 will form an integral part of the e-Business division. jobpilot AG operates a European career market via the Internet in 15 countries. Established in 1995, jobpilot AG’s services are free to job seekers and include job exchanges for people who are already employed, entry-level job seekers, interns and trainees, as well as job searches using WAP technology and web-cam interviews. jobpilot AG offers its corporate clients the following services: placing and designing job offers, resume database research, aptitude assessment and several multimedia products.

Strategy

     Adecco’s strategy includes

•	growing organically and through acquisitions;

•	striving for leadership in each region and speciality division with a 20% market share and/or number 1 or 2 position;

•	increasing the mix and profitability of speciality brands;

•	expanding its range of human resources services;

•	managing through a diversified multi-national team; and

•	operating with its strong technology, both in the field and back office, and investing in internet capabilities.

Revenue Overview

     In accordance with SFAS No 131 “Disclosure about Segment of an Enterprise and Related Information,” Adecco has changed its reporting segments to conform with its new structure. Thus, Adecco’s reportable operating segments are Adecco Staffing, Ajilon Staffing and Managed Services and Career Services & e-Business. Segment information for prior periods has been restated to conform to the new presentation. Adecco’s total net service revenues in these three operating segments are set forth below. See also Note 14 to the accompanying Consolidated Financial Statements.

	Historical Operating Segment Information
	Fiscal Year Ended
	(in millions)
	2001	2000	1999

Adecco Staffing	CHF 23,538	CHF 22,768	CHF 15,966
Ajilon Staffing & Managed Services	3,271	3,571	2,285
Career Services & e-Business	438	289	220

Total net service revenues	CHF 27,247	CHF 26,628	CHF 18,471

     During 2001, Adecco generated 86% of its revenues from Adecco Staffing, 12% from Ajilon Staffing & Managed Services and 2% from Career Services & e-Business. For 2000, the comparable percentages were 86%, 13%, 1%.

North America

     At December 30, 2001, Adecco operated in North America in over 1,800 offices in numerous states, Canadian provinces and the District of Columbia. Adecco believes that in 2001 it ranked first in personnel services revenues in North America, where it provides temporary personnel, places permanent staff, provides outplacement counselling services and outsourcing and provides training and testing of temporary and permanent workers under the Adecco brand name and through six speciality brands (AOC, Ajilon, Lee Hecht Harrison, TAD Telecom, Co-Counsel and Adecco Technical). Adecco’s North American operations produced 28% of its consolidated revenues in 2001. In the United States, Adecco operates through company-owned, franchise and licensed offices. In addition, services are provided through on-site offices located at customer premises, which are not included in the office count.

     In March 2000, Adecco completed the acquisition of the staffing and information technology businesses of Olsten Corporation. In separate transactions, Adecco also acquired certain Olsten Corporation franchise operations which have been converted to Adecco brands. For additional information regarding the Adecco-Olsten Corporation merger, see Note 2 in the accompanying Consolidated Financial Statements.

Europe

     At December 30, 2001, Adecco operated in Europe in over 3,700 offices, producing 60% of Adecco’s consolidated revenues in 2001. The eight largest countries by revenues are described below:

     France

     At December 30, 2001, Adecco operated in France in over 1,500 offices, producing 33% of Adecco’s consolidated revenues in 2001. France is the second largest market world-wide for temporary personnel services, and temporary personnel represented about 2.5% of the total French workforce in 2001. Adecco believes that in 2001 it ranked first in personnel services revenues in France, and that its 2001 market share was about 34% in a market that includes more than 1,000 other active temporary personnel companies. Price competition in the French temporary personnel market is intense.

     As part of the Olsten transaction, Adecco acquired significant operations in France, including about 200 staffing offices.

     United Kingdom

     At December 30, 2001, Adecco operated in the United Kingdom through over 300 offices offering temporary personnel and permanent placement services. Adecco believes that in 2001 it ranked second in personnel services revenues in the United Kingdom.

     Adecco operates several speciality brands in the United Kingdom: Jonathan Wren supplies high-level permanent personnel to the banking and finance industry; Computer People supplies personnel who have skills in information technology and data processing and provides training; AOC provides temporary accountants; Roevin provides technical personnel; and Lee Hecht Harrison specialises in outplacement, career development, executive coaching, leadership development, retention and workforce consulting services.

     In April 1999, Adecco acquired Delphi Group plc for approximately CHF 395 million. Delphi Group is the market leader in information technology staffing and training in the United Kingdom, and has significant operations in continental Europe and the United States. Adecco acquired Computer People, Inc. as part of the Delphi Group acquisition. Computer People provides supplemental information technology staffing to its clients. This acquisition was financed from bank borrowings. For information concerning the Delphi Group acquisition, see Note 2 in the accompanying Consolidated Financial Statements.

     Italy

     At December 30, 2001, Adecco operated in Italy through a network of over 500 offices. Adecco believes that in 2001 it ranked first in temporary personnel services in Italy and that its 2001 market share was about 35%. In Italy, Adecco also offers full-time employment services and outplacement counselling services. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

     Spain

     At December 30, 2001, Adecco operated in Spain through a network of over 300 offices. Adecco believes that in 2001 it ranked first in personnel services revenues in Spain and that its 2001 market share was about 32%. Adecco entered the Spanish market in 1994, following deregulation.

     Switzerland

     At December 30, 2001, Adecco operated in Switzerland through a network of over 90 offices. Adecco believes that in 2001 it ranked first in personnel services revenues in Switzerland and that its market share was about 23%. In addition to the temporary and full-time employment business, Adecco offers outplacement counselling services, including assistance in résumé preparation, development of contact lists, interview skill-building, career planning and administrative and office support.

     The Netherlands

     At December 30, 2001, Adecco operated over 290 offices in the Netherlands, primarily under the Adecco brand, providing temporary personnel and permanent placement services. Adecco believes that in 2001 it ranked fifth in personnel services revenues in the Netherlands. In the Netherlands, Adecco also operates several speciality brands, including Computer People, which supplies information technology and data processing personnel, and TAD, which provides technical personnel. The Dutch staffing market has the highest penetration rate of temporary personnel in the world.

     Germany

     At December 30, 2001, Adecco operated in Germany in over 200 offices. Adecco believes that in 2001 it ranked second in personnel services revenues in Germany. Adecco provides personnel to government and businesses seeking to outsource certain functions. Certain legal restrictions governing job categories and contract duration in the provision of temporary employment in Germany limit the market for temporary services. See — “Regulation.”

     Belgium

     At December 30, 2001, Adecco operated in Belgium in over 150 offices. Adecco believes that in 2001 it ranked second in personnel services revenues in Belgium.

Asia Pacific

     At December 30, 2001, Adecco operated in Asia Pacific in over 200 offices, producing 9% of Adecco’s consolidated revenues in 2001. Adecco’s principal markets in Asia Pacific are in the countries of Australia and Japan.

     Australia

     At December 30, 2001, Adecco operated in Australia in over 90 offices, providing personnel services, outsourcing services, engineering services and information technology staffing. Adecco believes that in 2001 it ranked first in personnel services revenues in Australia and that its 2001 market share was approximately 17%.

     Japan

     At December 30, 2001, Adecco operated in Japan in over 70 offices, principally in the Tokyo area. Adecco believes that in 2001 it ranked first in personnel services revenues in Japan. Since the deregulation of the Temporary Dispatch Law in Japan in December 1999, the temporary staffing market has grown nearly 20% per annum. Adecco anticipates that demand for its temporary personnel will remain strong in Japan, especially given the expected further easing of legal restrictions on temporary staffing.

     In May 1999, Adecco acquired Career Staff Co., Ltd., one of the largest personnel services firms in Japan, for about CHF 128 million. The acquisition was financed using existing credit facilities and internal resources. For information concerning the Career Staff acquisition, see Note 2 in the accompanying Consolidated Financial Statements.

Information Technology

     During the past year, Adecco continued to make progress in the development of Internet and technology capabilities, and the Internet is now more important to the Adecco business than ever. Adecco continues to strive to have Internet available on all company desktops. Over the past three years, Adecco has invested in technology initiatives, integrating the web into the business and developing new web-based businesses. The successfulness of the integration of the Internet with the Adecco core branch business, is most evident in Italy where Adecco has a fully web-enabled recruitment and staffing system that generated over 300,000 applicants by the end of 2001.

Competition

     With over 20,000 firms competing in the industry, the personnel services market is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. In addition to Adecco, the largest publicly-owned companies specialising in personnel services are Manpower Inc. (the United States), Vedior N.V. (the Netherlands), Randstad Holding N.V. (the Netherlands) and Kelly Services, Inc. (the United States). Only Adecco and Manpower Inc., however, have significant market shares in all the major personnel services markets in the world.

     In the personnel services industry, competition is generally limited to firms with offices located within a customer’s particular local market because temporary employees are generally unwilling to travel long distances. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only a single market. Competition may also be provided by governmental entities, such as state employment offices, in many European countries.

     Since many customers contract for their personnel services locally, competition varies from market to market. Many customers use more than one personnel services company and it is common for a major customer to use several personnel services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary personnel hiring with a single supplier or with a small number of firms. Adecco’s customer base is large and diverse, with no customer accounting for a significant portion of revenues.

     The Internet is also changing the way staffing companies do business. The Internet allows staffing companies to increase their revenues by providing improved services at a lower cost (through, for example, lower recruitment advertising costs, fewer branches and fewer internal staff members). Competition could intensify from on-line recruiters (i.e. Monster.com, Headhunter.net), resume distribution companies (i.e. resumeblaster.com, resumexpress.com) and employer websites.

Methods of Competition

     Personnel services firms act as intermediaries in matching available workers to employers, both temporary and permanent. As a result, personnel services firms compete both to recruit and retain a supply of workers and to attract customers who use temporary personnel. In addition, as increasing numbers of large companies look to personnel services firms to manage part of their human resources activities, the ability to provide these services in a professional manner becomes a differentiating factor.

     Depending on the economy of a particular market at any point in time, it may be necessary to place greater emphasis either on recruitment and retention of employment candidates or on marketing to customers. Adecco recruits employment candidates through a wide variety of means, such as personal referrals, advertisements and an attractive compensation package that includes vacation and holiday pay, incentive plans and recognition programs.

     Methods used to market personnel services to customers vary depending on the customers’ perceived need for workers, the skill levels required and the local labour supply. Depending on these factors, Adecco competes by means of quality of service provided, scope of service offered and price. Indications of quality include promptness in filling an assignment, the ability to effectively match an individual worker to a specific assignment, the performance of the worker in that assignment and the management tools offered to customers to help them control their use of personnel services. Success in these areas is a function of employing a highly-motivated permanent staff, properly training the staff on the methods of recruiting and matching candidates to assignments and effectively using the systems that have been developed to support these processes.

     An important factor for companies in selecting a personnel services supplier is the supplier’s ability to control and deliver quality service. In 2001, Adecco continued to strive for operational excellence. At December 30, 2001, Adecco was certified under the international quality standard ISO 9002 in countries where about 96% of all Adecco operations are located (Australia, Austria, Belgium, Canada, the Czech Republic, France, Germany, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Portugal, Spain, Switzerland, the United Kingdom and the United States). Adecco is currently in the process of seeking certification for its remaining offices in other countries under this standard. In addition, Ajilon, Adecco’s information technology subsidiary, is ISO 9001 certified. Adecco believes it was among the first in the industry to seek to become certified for its consistent level of quality, and believes that this gives it a marketing advantage over many of its competitors.

     Adecco has developed MAXIMA, a quality system which aims at maximising the satisfaction of clients, temporary employees and colleagues by identifying key processes. Within the MAXIMA processes are embedded a variety of proprietary tools and techniques, including:

•	Xpert, which is Adecco’s exclusive “can do, will do, will fit” testing system;

•	Connect, which enables clients to administer their temporary and flexible workforce;

•	Max Adia Office Automation & DesignTM system (“MAX”), which integrates the results of Adecco’s skills testing with personal attributes and work history and automatically matches available candidates with customer requirements. MAX also allows Adecco to track the performance of temporary personnel and provide quality reports to customers, thereby documenting levels of performance. Adecco believes that MAX is one of the most advanced systems in the industry, giving Adecco a competitive advantage;

•	Impact, which is an exclusive “auditing methodology” that allows Adecco to highlight potential areas of cost savings and productivity improvement within a client’s organisation;

•	JOB’shop, Adecco’s remote recruitment technology;

•	You & Adecco, a satisfaction measurement system that measures the satisfaction of clients, temporary employees and Adecco permanent employees; and

•	idealjob.com, a web based business unit that provides customised on-line tools to help clients manage their human resources and find ideal candidates.

•	Olé, fully integrated online system through which customers can manage the entire staffing function and candidates can find positions.

     Although personnel services firms compete in a local market, the largest customers now demand national, and increasingly, multinational contracts. Large national or multinational companies will often enter into nonexclusive contracts with several firms, with the ultimate choice of supplier being left to the customers’ local managers.

Regulation

     Personnel services firms are generally subject to one or more of the following types of government regulation:

•	regulation of the employer/employee relationship between a firm and its temporary personnel;

•	registration, licensing, record keeping and reporting requirements; and

•	substantive limitations on operations or the use of temporary employees by customers.

     In most countries, including the United States, France and the United Kingdom, personnel services firms are considered the legal employers of their temporary personnel. Therefore, these firms are governed by laws regulating the employer/employee relationship, such as those on tax withholding or reporting, social security or retirement benefits, non-discrimination and workers’ compensation. In other countries, personnel services firms, while not the direct legal employers of temporary personnel, are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

     In many countries, particularly in continental Europe, entry into the personnel services market is restricted by the requirement to register with, or obtain licenses from, a government agency. In addition, a wide variety of administrative requirements may be imposed, such as record keeping, written contracts and reporting.

     The personnel services industry is closely regulated in all of the major markets in which Adecco operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work, and Japan and Norway limit temporary work to certain defined categories of workers, which exclude, among other categories, industrial workers;

•	restricting the maximum length of a temporary assignment, varying from 3 to 36 months; for example, in the Netherlands, a temporary employee who has worked for one customer for 18 months or one agency for 36 months, automatically qualifies for a long-term contract;

•	imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers; and

•	restricting the circumstances under which temporary personnel may be employed; for example, in Germany, they must be fully employed without time limit and in France the government is not permitted to use temporary personnel services.

     In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the precarious nature of their employment, temporary personnel are entitled to a 10% allowance, which is inapplicable if a new assignment is offered to them within three days. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

     In 2001, lawmakers in Germany gave a strong boost to the labour market’s use of temporary staffing and direct placement through its Job-Aqtiv Act that was passed by the German Bundestag in November 2001. This legislation extends the earlier maximum assignment duration for temporary associates from 12 to 24 months.

     In October 2001, a joint declaration was made between Euro-CIETT (Confédération Internationale des Enterprises de Travail Temporaire) of which Adecco is a leading member, and UNI-Europa — representing the staffing industry and unions respectively. It proposed a framework for the new EU Directive on Private Agency Work that will guide positive regulation in the years ahead. The Joint Declaration called upon the Commission to ensure that the Directive:

1.	recognised the use of agency employment as a means to enhance job opportunities and integration in the labour market in particular for special and/or disadvantaged groups.

2.	established the principle of equal treatment at two levels:

•	obligations which arise from the employment relationship that exists between the agency and the agency worker (for example, terms and conditions for the agency workers should be equal for the same job with one client)

•	obligations which arise from the fact that agency workers are assigned to work for and under the control of clients at their premises (for example, health and safety responsibility of the client should be the same for agency and non-agency workers)

3.	asked member states to periodically identify and review obstacles which may prevent agency work from playing a positive role in the labor market and eliminate them if appropriate.

Trademarks

     Adecco maintains a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the speciality brand service marks and logos, including Adia, Olsten, Office Angels, Ajilon, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, Roevin and Lee Hecht Harrison. Adecco has filed applications to register and/or has registered these trademarks and service marks in the major markets and countries where Adecco operates and where such marks are used, as appropriate. Adecco has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where Adecco operates and where such marks are used, as it deems appropriate. Adecco is not currently aware of any infringing uses that would be likely to substantially injure Adecco’s rights in such marks in the major markets and countries where such marks are used.

Organisational Structure

     Adecco SA is the ultimate parent company of the Adecco group. Its shares are listed and principally traded on the SWX Swiss Exchange. In addition, Adecco shares are listed on the Paris Stock Exchange and its ADS’s trade on the New York Stock Exchange. See Item 9 — The Offer and Listing.

     The following table lists Adecco’s consolidated subsidiaries:

	Country of	Proportion of
Name of Subsidiary	Organization	Ownership Interest

	EUROPE
Adecco Gesellschaft MBH	Austria	100
Ficomexa Coordination Center NV	Belgium	100
Adecco Personnel Services NV	Belgium	100
AOC NV	Belgium	100
Lee Hecht Harrison Belgium BV	Belgium	100
Ashridge Ltd	Channel Islands	100
Ljudski Potencijali D.o.o.	Croatia	100
Adecco SPOL S.R.O.	Czech Republic	100
Adecco A/S	Denmark	100
Computer People APS	Denmark	100
Adecco Finland OY	Finland	100
Adecco IT Services SA	France	100
Ecco SA	France	100
Computer People SA	France	100
Adia Holding SA	France	100
Adecco Travail Temporaire SA	France	100
Adecco Consulting SA	France	100
Lee Hecht Harrison France SA	France	100
Alexandre Tic SA	France	100
Verwaltungsgesellschaft Adecco MBH	Germany	100
Adecco Personaldienstleistungen GmbH	Germany	100
Computer People GmbH	Germany	100
Lee Hecht Harrison GmbH	Germany	100
Adecco Holdings (UK) Ltd	Great Britain	100

	Country of	Proportion of
Name of Subsidiary	Organization	Ownership Interest

Office Angels Ltd	Great Britain	100
Adecco UK Ltd	Great Britain	100
Accountants on Call Ltd	Great Britain	100
Tad Telecom Limited	Great Britain	100
Jonathan Wren& Co Ltd	Great Britain	100
Lee Hecht Harrison Ltd	Great Britain	100
Roevin Managements Services Ltd	Great Britain	100
Computer People Ltd	Great Britain	100
Adecco HR AE	Greece	100
Adecco Magyarorszagi Szemelyzeti Kozvetito Kft	Hungary	100
Adecco Ireland Ltd	Ireland	100
Adecco Societa di Fornitura di Lavoro Temporaneo SpA	Italy	100
Carrer SRL	Italy	100
Lee Hecht Harrison SRL	Italy	100
Computer People SRL	Italy	100
Adecco Services Financiers (Luxembourg) SA	Luxembourg	100
Adecco Luxembourg SA	Luxembourg	100
Adecco Monaco SAM	Monaco	100
Adecco Finance BV	Netherlands	100
Adecco Olsten Holding BV	Netherlands	100
Adecco Nederland Holding BV	Netherlands	100
Adecco Holding Europe BV	Netherlands	100
Adecco Personneels Diensten BV	Netherlands	100
Computer People BV	Netherlands	100
Adecco Norge AS	Norway	100
Adecco Poland SP Z.O.O.	Poland	100
Adecco Recursos Humanos Ltda	Portugal	100
Adecco Romania SRL	Romania	100
Adecco RH D.O.O	Slovenia	100
Adecco Iberia SA	Spain	100
Delphi IT SA	Spain	100
Adecco TT SA Empresa de Trabajo Temporal SA	Spain	100
Accountants SA Empresa de Trabajo Temporal SA	Spain	100
Adecco Sweden AB	Sweden	100
Adecco management and consulting SA	Switzerland	100
Adecco Ressources Humaines SA	Switzerland	100
Ideal Job Internet SA	Switzerland	100
Lee Hecht Harrison AG	Switzerland	100
Alexandre TIC SA	Switzerland	100
Adecco Special Financing AG	Switzerland	100
Computer People Sarl	Switzerland	100
Adecco Hizmet Ve Danismanlik AS SA	Turkey	51
	NORTH AMERICA
Accountants on Call of Canada Ltd	Canada	100
Adecco Employment Services Ltd	Canada	100
Ajilon Canada Inc	Canada	100

	Country of	Proportion of
Name of Subsidiary	Organization	Ownership Interest

Tad Telecom Canada Inc	Canada	100
Roevin Technical People Ltd	Canada	100
Adecco Inc	USA	100
TAD PGS, Inc.	USA	100
ADO Staffing Inc	USA	100
Adecco Employment Services Inc	USA	100
Olsten Staffing Services Corp	USA	100
Lee Hecht Harrison LLC	USA	100
Tad Telecom LLC	USA	100
Paywise Inc	USA	100
Adecco North America LLC	USA	100
Ajilon LLC	USA	100
	ASIA PACIFIC
Adecco Australia Pty Ltd	Australia	100
Adecco Holdings Pty Ltd	Australia	100
Lee Hecht Harrison Pty Ltd	Australia	100
TAD Pty Ltd	Australia	100
Ajilon Australia Pty Ltd	Australia	100
Jonathan Wren Australia Pty Ltd	Australia	100
Icon Recruitment Pty Ltd	Australia	100
Guangdong Adia Personel Services Ltd	China	100
Lee Hecht Harrison Pty Ltd	Hong Kong	100
Templar International Consultants Ltd	Hong Kong	100
Adecco Personnel Ltd	Hong Kong	100
Templar International Consultants Pte Ltd	Indonesia	100
Adecco Career Staff Ltd	Japan	100
Agensi Perkerjaan Templar Search & Selection Sdn Bhd	Malaysia	100
Agensi Perkerjaan Personnel Sdn Bhd	Malaysia	100
Adecco New Zealand Ltd	New Zealand	100
Icon Recruitment Ltd	New Zealand	100
Add Force Personnel Services Inc	Philippines	100
Lee Hecht Harrison Pte Ltd	Singapore	100
Adecco Personnel Pte Ltd	Singapore	100
Adecco Korea Inc	South Korea	100
Adecco Personnel Company Ltd	Taiwan	100
Adia Taiwan Ltd	Taiwan	100
Adia L&M Personnel Consultants Ltd	Taiwan	100
Adecco Consulting Ltd	Thailand	100
	LATIN AMERICA
Adecco Argentina SA	Argentina	100
Adecco Bolivia SA	Bolivia	100
Adecco Top Services R.H. Ltda	Brazil	100
Adecco Recursos Humanos SA	Chile	100
Adecco Colombia SA	Colombia	100

	Country of	Proportion of
Name of Subsidiary	Organization	Ownership Interest

Adecco de Costa Rica Recursos Humanos SA	Costa Rica	100
Adecco Dominicana SA	Dominican Republic	100
Adeccoiberia SA	Ecuador	100
Adecco Guatemala Recursos Humanos SA	Guatemala	100
Olsten de Mexico SA de CV	Mexico	100
Adecco Panama SA	Panama	100
Adecco Peru SA	Peru	100
Adecco de Puerto Rico Inc	Puerto Rico	100
Adecco Personnel Services Inc	Puerto Rico	100
Adecco Uruguay SA	Uruguay	100
Adecco Servicios C.A.	Venezuela	100
	OTHER
Adecco Financial Services Ltd	Bermuda	100
Adecco Reinsurance Company Ltd	Bermuda	100
Technihire Ltd	South Africa	100
Adecco Maroc SA	Morocco	100
Adecco Israel Staffing Services Ltd	Israel	100

Property, Plant & Equipment

     Adecco leases and owns properties in the regions in which it does business. The majority of Adecco’s offices are leased under short or long term leases containing commercially reasonable terms. See Note 11 in the accompanying Consolidated Financial Statements for further information on future lease commitments. The facilities owned and leased by Adecco are well-maintained and sufficient for its business, currently and for the foreseeable future. None of the properties owned or leased by Adecco are individually material to its operations.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

     All historical financial information contained herein has been presented in accordance with generally accepted accounting principles in the United States. In 1999, Adecco acquired Delphi Group and Career Staff, and the operating results have been included in the consolidated financial statements beginning in April 1999 and in May 1999. In 2000, Adecco acquired Olsten Corporation, and the operating results have been included in the accompanying Consolidated Financial Statements beginning in March 2000.

     Adecco defines its operating segments by operating segments (divisions). See Note 14 in the accompanying Consolidated Financial Statements.

     This table includes a summary of consolidated financial data for the three fiscal years ended 2001, 2000 & 1999.

	For the Fiscal Years Ended

	CHF
	(in millions)			Percentage

	2001	2000	1999	2001	2000	1999

Net service revenues	27,247	26,628	18,471	100%	100%	100%
Direct costs of services	(22,127)	(21,637)	(15,169)	1.2)	1.3)	2.1)

	5,120	4,991	3,302	18.8	18.7	17.9
Selling, general and administrative expenses	(3,941)	(3,754)	(2,470)	(14.5)	(14.1)	(13.4)
Amortisation of goodwill	(1,106)	(1,109)	(699)	(4.1)	(4.2)	(3.8)
Restructuring costs	—	(65)	(3)	—	(0.2)	—

	73	63	130	0.3	0.2	0.7
Interest income	32	43	22	0.1	0.2	0.1
Interest expense	(242)	(263)	(118)	(0.9)	(1.0)	(0.6)
Other expense	(27)	—	(4)	(0.1)	—	—

Income (loss) from operations before income taxes and minority interests	(164)	(157)	30	(0.6)	(0.6)	(0.2)
Provision for income taxes	(254)	(265)	(204)	(0.9)	(1.0)	(1.1)
Income applicable to minority interests	(1)	(6)	—	—	—	—
Net loss from operations	(419)	(428)	(174)	(1.5)	(1.6)	(0.9)
Cumulative effect of change in accounting principle	(8)		—		—	—

Net loss	(427)	(428)	(174)	(1.6)%	(1.6)%	(0.9)%

Overview

     During 2001, Adecco faced the most challenging and uncertain economic conditions since the merger of Adia and Ecco in 1996. The second half was particularly tough, as the USA, the world’s largest staffing market, slipped into recession. Yet 2001 was also a year of substantial progress. Adecco capitalised upon its global leadership and improved its competitive position, increasing its share in nearly every major market. Moreover, Adecco continued to invest in industry leading service enhancements that moved it closer to its clients and temporary associates; harnessing the web; and extending its branch network and global service capability. Adecco also reorganised its management team in order to increase its customer focus and enter and create new high growth areas of business. Results for the full year of 2001 showed an increase of consolidated revenue to CHF 27.2 billion or 2%. Operating margin dropped 30 basis points to 4.3%. Cash flow from operating activities was CHF 1.4 billion and was used mainly to reduce outstanding debt.

Adecco positioned to accelerate its growth into Human Resources and Business Services

     In October 2001, Adecco announced a change in its organisational and management structure. Three operating segments (divisions) have been created: Adecco Staffing, Ajilon Staffing & Managed Services and Career Services & e-Business. Adecco has changed its reporting segments to be in alignment with the new internal reporting and management structure.

Results of Operations — Year Ended December 30, 2001 compared to Year Ended December 31, 2000

     Adecco’s net service revenues from temporary and permanent personnel and speciality outplacement and career management services were CHF 27,247 million in 2001, representing an increase of 2% or CHF 619 from net service revenues of CHF 26,628 million in 2000. The revenue growth is mainly due to the net impact of increased service hours provided to customers, a slight decrease in billing rates and foreign currency movements. Growing countries helped to offset declining markets and kept sales and profit volatility within a manageable range. Among the growing countries was Japan, where we have moved into a market leadership position from third place essentially through organic growth. After adjusting for the impact of the Olsten acquisition concluded in March 2000, which contributed CHF 1.3 billion to the growth in 2001, there was a contraction in existing operations of approximately CHF 700. This decline in existing operations revenue of approximately 3% is due to the strengthening of the Swiss Franc against most major currencies during the period. The average rate for the Euro (EUR), British Pound (GBP) and the Japanese Yen (JPY) depreciated against the Swiss Franc.

     Adecco posted revenue gains in three of its four regions, namely in Europe, Asia Pacific and in the Rest of World, as measured in local currency and including the effects of acquisitions. In Europe revenues in local currency increased 19% and in the Rest of World (consisting primarily of Latin America) revenues in local currency increased 30%. In the United States, revenues decreased in local currency by 5%. As measured in Swiss Francs, including the effects of acquisitions, revenues in Europe grew by 5%; in North America revenues decreased by 5%; in Asia Pacific revenues grew by 6% and revenues grew in Rest of World by 22%. During 2001, Adecco generated 60% of its revenues from Europe, 28% in North America (primarily the United States), 9% in Asia Pacific and 3% in Rest of World. For 2000 the comparable percentages were 59%, 30%, 9% and 2%.

     Consolidated costs of services provided, which consists principally of payroll and payroll-related benefits, increased 2% or CHF 490 to CHF 22,127 in 2001, from CHF 21,637 in 2000. Gross Margin in 2001 increased slightly from 18.7% to 18.8%, as a percentage of consolidated net service revenues, due to a combination of offsetting factors such as lower prices, greater slowdown in the information technology staffing and services businesses which are higher margin speciality services, slightly lower permanent placement and increased revenues from outplacement.

     Selling, general and administrative expenses for the group, which consists principally of personnel costs, office administration, rent and marketing increased 5% or CHF 187 in 2001 to CHF 3,941 from CHF 3,754 in 2000. As a percentage of sales, selling, general and administrative expenses increased to 14.5% in 2001 compared with 14.1% in 2000. In 2001, personnel costs increased by 8%, office administration by 7%, premises expenses by 18%, and marketing was down by 1%. To ensure that Adecco responds to market conditions, management has continued to implement sensible cost control measures. However, management remains committed to maintaining the branch network. This year, Adecco added 12% more branches. Adecco now has nearly 6,000 branches in total, spanning 58 countries.

     Goodwill amortisation decreased in 2001 by CHF 3 to CHF 1,106, compared to CHF 1,109 in 2000. The decrease was primarily due to the net impact of three additional months of goodwill amortisation resulting from the acquisition of Olsten Corporation, for which the amortisation period began in March 2000 and the fact that the goodwill resulting from the Adia-Ecco merger was fully amortised in July 2001. As of December 30, 2001, the remaining amount of unamortised goodwill was CHF 2,292. Effective on the first day of fiscal year 2002 Adecco will no longer amortise any goodwill to earnings, but instead will be required to review its fair value annually to determine if impairment has occurred. Other identifiable intangibles will continue to be amortised to earnings over their estimated useful lives. As a result Adecco will no longer amortise goodwill, thereby reducing estimated annual goodwill amortisation before any tax effect by approximately CHF 850 for 2002. Amortisation of goodwill before any tax effect was CHF 1,106 in 2001. Intangible assets acquired prior to July 1, 2001 that have been reported together with goodwill will be reported separately in 2002, however, the amount presented in the balance sheet and related amortisation is not viewed as material.

     Adecco conducts business and funds its subsidiaries in various countries and currencies, and therefore, is exposed to effects of change in foreign currency exchange rates mainly the US Dollar, the Euro, the British Pound and the Japanese Yen. Adecco also issues bonds and short and long-term notes in various currencies. Adecco, in accordance with its written risk management policy, continues to monitor its currency exposures and where appropriate enters into hedging transactions to minimise its overall exposure to volatility in its earnings. The interest expense line includes mainly interest on external debt, amortisation of capitalised financing costs and hedging costs. Interest expense decreased by CHF 21 in 2001 to CHF 242 compared to CHF 263 in 2000, primarily due to the reduction in net debt of CHF 739 during the year. Adecco recorded an expense of CHF 20 and CHF 26 in 2001 and 2000 respectively as net of foreign exchange gains and losses and net hedging expenses in interest expenses. The increase of other expense of CHF 27 million related mainly to write-downs on investments. Effective January 1, 2001, Adecco adopted the Financial Standards Board (FASB) Statement of Financial Accounting (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138,” Accounting for certain Derivatives Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133”, which replaces existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. Upon adoption of these statements, Adecco recorded a net transition adjustment after tax of CHF 8 in net earnings.

Results of Operations — Year Ended December 31, 2000 compared to Year Ended January 2, 2000

     Adecco’s net service revenues from temporary and permanent personnel and speciality outplacement and career management services were CHF 26,628 million in 2000, representing an increase of 44.2% or CHF 8,157 million from net service revenues of CHF 18,471 million in 1999. The revenue growth in 2000 is due to increased service hours provided to customers and a slight increase in billing rates. Of the total revenue growth of CHF 8,157 million, about 52% is due to the growth of existing operations, while about 48% of the increase is due to the acquisitions of Olsten, Delphi Group and Career Staff. During 2000, Adecco added over 1,500 newly-opened or acquired branches. The weakening of the Swiss franc against most currencies during the period had a positive impact on revenue of about 2.0%. Most countries in which Adecco operates posted strong revenue gains, as measured in local currency and including the effects of the acquisitions. In France revenues in local currency increased (32)%; in North America revenues increased in the United States (44)%; in the United Kingdom revenues increased (20)%; in Rest of Europe, revenues increased in Switzerland (4)%, Belgium (54)%, Spain (28)%, Italy (176)%, and Germany (84)%; and in Rest of World, revenues increased in Australia (4)% and Japan (62)%. As measured in Swiss francs, including the effect of the acquisitions, revenues in France grew by 28.0%; in North America by 63.5%; in the United Kingdom by 25.9%; in Rest of Europe by 49.9%; and Rest of World by 62.8% .

     Direct costs of services provided, which consists principally of payroll and payroll-related benefits, increased 42.6% or CHF 6,468 million to CHF 21,637 million in 2000, from CHF 15,169 million in 1999. Gross margin in 2000 increased slightly by 0.8% from 17.9% to 18.7%, as a percentage of net service revenues, due to acquisitions resulting in a different product and business mix, an increase in prices, and slightly more permanent placement revenue which is a higher margin speciality service. Gross margins were negatively impacted by a slowdown in the information technology staffing and services businesses.

     Selling, general and administrative expenses, which consists principally of personnel costs, office administration, rent and marketing increased 52.0% or CHF 1,284 million in 2000 to CHF 3,754 million from CHF 2,470 million in 1999. As a percentage of sales, selling, general and administrative expenses increased to 14.1% in 2000 compared with 13.4% in 1999. In connection with acquisitions in 2000, primarily Olsten Corporation, Adecco committed to restructuring plans that resulted in a pre-tax charge of CHF 65 million in 2000 related to employee reductions and branch closure costs. In addition, restructuring costs of CHF 93 million of the acquirees were recorded in connection with the purchase accounting for the acquisitions. See Note 11 in the accompanying Consolidated Financial Statements. In 2000, personnel costs increased by 50.6%; office administration by 53.8%; rent by 51.2%; and marketing by 56.5%.

     Goodwill amortisation increased in 2000 by CHF 410 million to CHF 1,109 million, compared to CHF 699 million in 1999. The increase was primarily due to goodwill resulting from the acquisition of Olsten Corporation, for which the amortisation period began in March 2000. Additionally, amortisation was impacted by the strengthening of the US dollar, since Olsten Corporation goodwill from previous acquisitions in the United States is recorded in U.S. dollars and converted into Swiss francs using the monthly average rates. Adecco amortises goodwill on a straight-line basis over a five-year period. As of December 31, 2000, the remaining amount of unamortised goodwill was CHF 3,091 million.

     Interest expense increased by CHF 145 million in 2000 to CHF 263 million compared to CHF 118 million in 1999. The increase is primarily due to the Olsten Corporation acquisition, assumed debt and the strengthening of the US dollar in 2000. Also, an increase in hedging costs occurred in 2000 from financing operations in the United States (US dollar) through Switzerland (Swiss franc).

     The provision for income taxes increased by CHF 61 million to CHF 265 million in 2000 from CHF 204 million in 1999. Adecco’s income tax provision differs from the expected tax benefit of CHF 64 million for 2000 and expected tax benefit of CHF 11 million in 1999, calculated by totalling the products of pre-tax income (loss) in each country multiplied by that country’s statutory income tax rate, principally as a result of non-deductible goodwill amortisation in certain jurisdictions of CHF 297 million in 2000 and CHF 199 million in 1999.

Liquidity and Capital Resources

     As of December 30, 2001, Adecco had cash and cash equivalents of CHF 552 compared to CHF 487 as of December 31, 2000. For 2001, the majority of this was denominated in the following currencies: Euro (CHF 172); Swiss Franc (CHF 117); Great British Pound (CHF 72) US dollar (CHF 68); Singapore Dollar (CHF 12) and the

Australian Dollar (CHF 8). Short-term and long-term debt totalled CHF 3,042 compared to CHF 3,736 as of December 31, 2000. See also Note 6 in the accompanying Consolidated Financial Statements.

     Net cash flow from operating activities in 2001 was CHF 1,390. Net cash expended in investing activities for 2001 was CHF 528, related primarily to the addition to fixed assets of CHF 297 and the purchase of the minority interest of Olsten Norway of CHF 184. Net cash used in financing activities for 2001 was CHF 780, primarily related to changes in debt and the payment of dividends. Net debt decreased primarily due to the free cash flow generated from operations.

     In the ordinary course of business, Adecco’s principal funding requirements are associated with financing working capital and capital expenditures. Working capital requirements are primarily in the form of accounts receivable and are offset by accounts payable and accrued expenses, all of which increase as revenues increase. Net working capital in 2001, excluding cash and short-term financing, decreased by approximately CHF 702, primarily relating to a greater decrease in receivables than payables. The level of working capital financing is primarily dependent upon accounts receivable turnover, which varies by location, and capital expenditures which primarily relates to new branch openings and expenditures for information systems. Cash disbursement activity is predominantly associated with scheduled payroll payments for its temporary personnel, and Adecco has limited flexibility to adjust its disbursement schedule. Conversely, collection or related accounts receivable from customers may be considerably delayed, resulting in steeply rising working capital requirements during periods of growth. As of December 30, 2001, accounts receivable had been outstanding for an average of 64 compared to 63 days as of December 31, 2000. To finance working capital requirements Adecco uses multicurrency credit facilities, credit line facilities and bank overdrafts. As of December 30, 2001, the consolidated short-term debt presented was CHF 995. As of December 30, 2001 there are approximately CHF 1,500 unused short-term credit lines from various financial institutions available, including a one year CHF 500 revolving credit facility which matured in February 2002 and was not subsequently reviewed.

     Adecco’s long-term financing comprises long-term notes, convertible notes and bonds. The borrowings are unsubordinated, unsecured and denominated in Swiss Francs, US Dollar or Euro.

     As of December 30, 2001, the carrying amount of long-term debt was CHF 2,047, excluding off balance sheet debt from securitisation of CHF 110 (net of long-term proceeds not yet received).

     In March 2001, Adecco Financial Services Ltd, a wholly-owned subsidiary of Adecco concluded an offering of EUR 400 (CHF 608) in total principal amount of its 6.0% guaranteed notes due 2006, which was used to refinance existing indebtedness and for general corporate purposes. The notes are guaranteed by Adecco on an unsecured and unsubordinated basis. Adecco’s management believes that the ability to generate cash from operations and additional resources of liquidity available are sufficient to support business expansion and to fulfil financial commitments.

     The Annual General Meeting of the Shareholders of Adecco took place on April 17, 2002, at which the shareholders approved, among other things, the conversion of all Participation Certificates into Registered Shares, hence increasing the existing share capital by CHF 49,000 to CHF 186,347,698 and an increase of Adecco’s conditional capital by 10,000,120 shares.

Inflation

     The effects of inflation and changing prices have not been significant to Adecco’s overall operating results in recent years. Adecco has been able to mitigate the effects of inflation and changing prices by increasing selling prices sufficiently to offset cost increases, which have been moderate.

Foreign Exchange

     Management evaluates its foreign currency exposures and hedges certain assets and liabilities denominated in foreign currencies by purchasing various foreign exchange contracts (forward contracts and foreign currency swap contracts). Adecco does not engage in any speculative foreign currency trading activity. Foreign exchange gains and losses resulting from this foreign currency risk management are included in Adecco’s Consolidated Statements of Operations. See also Note 13 in the accompanying Consolidated Financial Statements.

     Adecco is domiciled in Switzerland and publishes its consolidated financial statements in Swiss francs. Because substantially all of Adecco’s operations are conducted outside of Switzerland, fluctuations in the value of foreign currencies against the Swiss franc may have a significant impact on Adecco’s reported results. Revenues and expenses denominated in foreign currencies are translated into Swiss francs using weighted average rates for the year. Consequently, as the value of the Swiss franc changes relative to other currencies in Adecco’s major markets, the resulting translated revenues, expenses and operating profits are affected. Fluctuations in currency exchange rates may also impact shareholders’ equity. Assets and liabilities denominated in foreign currencies are translated into Swiss francs using year-end rates of exchange. The resulting translation adjustments are recorded in shareholders’ equity as accumulated other comprehensive income.

     Each of Adecco’s local operations primarily derives revenues, incurs expenses and is financed within the currency of its domiciled location. Consequently, these subsidiaries do not incur currency risks in connection with the conduct of their normal business operations. Foreign currency exposure to the group is created as a result of financing within the group which is often in the form of intercompany loans. With few exceptions, the intercompany loans provided by Adecco are denominated in the functional currency of its local subsidiaries, thereby eliminating currency exposure at the local operating level. The foreign currency exposure related to this activity is actively managed by Adecco.

     The foreign exchange loss for the year was CHF 21 and was included in the line Interest Expense in the Consolidated Statement of Operations. For more information see Item 11 — Quantitative and Qualitative Disclosure About Market Risk.

Research and Development

     Adecco’s research and development efforts are concentrated on developing and updating its training systems and employee selection programs. Expenditures for research and development are not material.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Adecco’s articles of incorporation provide that the Adecco board of directors may consist of at least five and no more than nine members at any time. As approved at the annual Shareholders Meeting on April 17, 2002 each director is elected for a term of office of one year and may be re-elected. A director may be appointed or removed only by a resolution of the shareholders of Adecco at a general assembly. The Adecco board of directors currently consists of nine members, each of whom has been elected by the shareholders of Adecco.

     Under Swiss law, a majority of the members of the board of directors of a Swiss company must be citizens of Switzerland and be domiciled in Switzerland. By decision of the Federal Counsel in Switzerland, Adecco has been exempted from this requirement.

     Adecco’s board of directors is ultimately responsible for the management and policies of Adecco and establishes the principles of strategy, accounting, organisation and financing to be used by Adecco. The board of directors also appoints the executive officers of Adecco.

     The members of the Adecco board of directors as of the date of this Annual Report are as follows:

Name	Position	Term	Service since

John Bowmer	Chairman and Director	2003	April 2002
Philippe Foriel-Destezet	Director	2003	August 1996
Yves Perben	Director	2003	August 1996
Andreas Schmid	Director	2003	April 1999
Enrst Tanner	Director	2003	April 2000
Conrad Meyer	Director	2003	May 2001
Christian Jacobs	Director	2003	April 2002

Name	Position	Term	Service since

Philippe Marcel	Director	2003	April 2002
Miguel Alfageme	Director	2003	April 2002

Name	Business Experience and Other Principal Directorships

John Bowmer	Chief Executive Officer of Adecco SA from August 1996 to April 2002. Chief Executive Officer of Adia from January 1993 to August 1996. Chief Operating Officer of Adia from July 1992 to January 1993.
Philippe Foriel-Destezet	Founder of Ecco SA in France in 1964. Chairman of the Board of Directors of Adecco SA from August 1996 to May 2001. Chairman of the Board of Directors of Akila Finance S.A Luxembourg. Member of the Board of Directors of Securitas AB, Sweden; Vivendi Universal, France; and Carrefour, France.
Yves Perben	Member of the Board of Directors Corpofina SA, Geneva; Qualis SCA, Paris; UEB, Geneva; Human Health Investments Management SA, Paris, and Corpofina Holding SA, Fribourg.
Andreas Schmid	Chairman of the Board of Directors and CEO of Jacobs AG from 1998 to April 2002. CEO of Barry Callebaut AG since 1999. Chairman of the Board of Directors of Barry Callebaut AG; Chairman of the Board of Directors of Unique Flughafen, Zurich AG.
Ernst Tanner	CEO of Lindt and Sprungli AG, Kilchberg; Chairman of the Board of Directors of Lindt and Sprungli AG, Kilchberg. Member of the Board of Directors and Vice President of the Swiss American Chamber of Commerce. Member of the Board of Directors of the Swatch Group, Biel and the International Advisory Board of Credit Suisse Group.
Conrad Meyer	Professor at the University of Zurich. Member of the Board of Directors of Jacobs AG; NZZ; ATAG Asset Management and BDO Visura.
Christian Jacobs	Chairman of the Board of Directors of Jacobs AG and member of the Board of Directors of Barry Callebaut AG. Partner in the legal practice White & Case since 2002. Partner with attorneys at law, Huth Dietrich Hahn in Hamburg from 1994 to 2002.
Philippe Marcel	CEO of Adecco France and member of Adecco France’s Board of Directors since 1997. Director of European Operations, Adecco SA, from 1996 to 1997. Various management positions of Ecco SA from 1981 to 1996.
Miguel Alfageme	General Manager Southern Europe and Latin America of Adecco from 1998 to 2002. General Manager Spain and Latin America of Adecco 1996 to 1998.

Changes to the Board of Directors

     At the Annual Shareholders Meeting on April 17, 2002, the following changes occurred to Adecco’s Board of Directors.

     Klaus J. Jacobs retired from the Board of Directors. Until his retirement, Klaus J. Jacobs held the position of Chairman and Director of Adecco. In addition, Philippe Beauviala, Erwin Conradi and Stuart Olsten did not stand for re-election.

     John Bowmer, Christian Jacobs (son of Klaus J. Jacobs), Philippe Marcel and Miguel Alfageme were elected to the Board of Directors.

     The senior management of Adecco as of the date of this Annual Report is as follows:

Name	Responsibility

Jérôme Caille	Chief Executive Officer of Adecco SA since April 2002. President of Adecco Brand since October 2001. General Manager of Adecco Italy and Adecco

Name	Responsibility

Greece from 1997 to October 2001. Managing positions of Adecco Spain from 1991 to 1997.

Felix A. Weber	Senior Vice President and Chief Financial Officer of Adecco SA since February 1998. Associate and Partner positions for McKinsey, an international management and consulting group in Switzerland from 1986 to 1998.

Luis Sánchez de León	Chief of Corporate Sales, Marketing and Business Development of the Adecco Group since November 2001. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001. Sales and Marketing Director of Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

Roland Metzger	Chairman of the Management Board of jobpilot AG from 1995 to May 2002. Founder of jobpilot AG in October 1995.

Stephen G. Harrison	Chief of Corporate Human Resources and President of Career Services for the Adecco Group since November 2001. President of Career Services and Outplacement for Lee Hecht Harrison since 1986. Member of the Board of Directors of Jobs for America’s Graduates, the nation’s largest and most successful school-to-work programme.

Ray Roe	President Ajilon Staffing & Managed Services since May 2002. Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison USA from 1993 to July 1998.

Changes to Senior Management

     In October 2001, Adecco announced a change in its organisational and management structure to foster further expansion into human resources and business services. Up until the reorganisation, the Senior Management of Adecco was made up of the following individuals whom in 2001 held the following positions:

Name	Position — 2001

John P. Bowmer	Chief Executive Officer of Adecco SA.

Felix A. Weber	Senior Vice President and Chief Financial Officer of Adecco SA.

Miguel Alfageme	Senior Vice President Operations, Zone Manager for South Europe and Latin America.

Pierre Bouvier	Senior Vice President of Global Sales and Marketing for Adecco SA.

Stephen G. Harrison	President of Career Services and Outplacement for Lee Hecht Harrison.

Barbara J. LaTour	Senior Vice President, World-wide Human Resources and Quality for Adecco SA.

Philippe Marcel	Senior Vice President Operations, Zone Manager for West Europe and Africa.

Bernard Morel	Senior Vice President Operations, Zone Manager for Adecco North, Central, and East Europe; United Kingdom and Ireland.

Debbie Pond-Heide	President Adecco North America.

Ray Roe	Chief Executive Officer Adecco Asia Pacific.

Compensation

     The aggregate amount of compensation recognized by Adecco during 2001 for its nine directors and ten executive officers as a group was CHF 20.8 million. Disclosure on an individual basis is not required pursuant to Swiss law and is not otherwise publicly disclosed by the Company. Annual bonuses are based on corporate performance, primarily in relation to profitability and business performance which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary. During 2001, the Board of Directors and the senior management were granted 160,000 options at an exercise price between CHF 79.95 — 107.30 and with an expiry date between 5 and 11 years.

Board Practices

     The audit committee of the board of directors consists of Conrad Meyer, as Chairman, Philippe Foriel-Destezet, and Yves Perben. The compensation committee of the board of directors has not been appointed and the duties of the committee are being carried out by the full Board of Directors.

Employees

     Adecco’s employees worldwide totalled approximately 30,000 as at December 30, 2001 and 2000, and 21,000 as at January 2, 2000. The following table shows the number of employees by geographical segments for the three years December 30, 2001, December 31, 2000 and January 2, 2000:

Geographical Segment	2001	2000	1999

Europe	19,027	17,360	12,397
North America	6,830	8,310	5,716
Asia Pacific	2,927	2,497	2,194
Rest of World	1,599	1,568	910

Total	30,383	29,735	21,217

     During 2001, Adecco had up to 700,000 temporary workers employed at world-wide client locations on any given day. Adecco believes that relations with its employees are good.

Share Ownership

     The common shares owned by Philippe Foriel-Destezet are disclosed in “Item 7. Major Shareholders and Related Party Transactions”. The remaining members of the Board of Directors and the senior management of Adecco, beneficially owns less than 1% of the ordinary shares as of December 30, 2001. As of December 30, 2001, the Board of Directors and the senior management of Adecco held a total of 1,710,000 options over the common shares of Adecco SA. These options related to several existing plans.

Stock Option Plans

     Adecco has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place, or country specific needs and circumstances may amend the global plans.

     The purpose of the plans is to furnish incentives to selected employees and directors, to encourage employees to continue employment with Adecco and to encourage selected employees and directors to own shares. Conditional but un-issued shares reserved for the purpose of granting options or shares bought back in the open market may be used upon exercise of options.

     The board shall determine who shall be granted option and the size of the option grant for each optionee. Additionally, the board or a delegate of the board issues an option grant certificate that sets out the numbers of shares comprising the option, the exercise price and conditions as well as the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods and are subsequently exercisable over five years. Options my be exercised at any time within the exercise period except for limitations set forth in the Adecco Insider Trading Statement of Policy.

     Except under certain circumstances, all un-vested options granted under the plan shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the board or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale merger or reorganization other then an Adecco Group internal transaction or in case of country specific legal obligations. Any non-exercised option vest immediately in case that Adecco is no longer listed on any Stock Exchange. There are no rights in respect to dividends to the option holder. The board may modify, amend, suspend or discontinue the plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     As of June 1, 2002, 19.6% and 18.4% of the outstanding Adecco shares were held by Jacobs AG (which is owned by Mr. Klaus Jacobs) and Akila Finance S.A. (Luxembourg) (which is owned by Mr. Foriel-Destezet) respectively. Through their beneficial ownership of about 38.0% of the outstanding common stock of Adecco and through Mr. Foriel-Destezet’s position on the board of directors of Adecco, Mr. Foriel-Destezet and Mr. Jacobs have substantial influence over the management and operations of Adecco and participate in the formulation, determination and direction of business policies. In addition, designees of Akila Finance S.A. (Luxembourg) and Jacobs AG constitute part of Adecco’s board of directors.

     In connection with the Adia-Ecco merger, Akila Finance S.A. (Luxembourg) and Jacobs AG entered into a shareholders’ agreement, which was amended and restated in April 1999. Pursuant to the agreement, the parties agreed that neither will (together with affiliates) own less than 17.5% of the outstanding Adecco shares (to which level each party intends to reduce its holdings over time), more than an agreed ceiling, or significantly different overall percentages of Adecco shares. The parties further agreed to fix by separate agreement from time to time the size and composition of the board of directors. Pursuant to the shareholders’ agreement, Akila Finance S.A. and Jacobs AG have entered into an escrow agreement with Union Bank of Switzerland, as escrow agent, pursuant to which the Union Bank of Switzerland, as escrow agent, votes the shares beneficially owned by Akila Finance S.A. (Luxembourg) and Jacobs AG only upon receipt of joint instructions signed by both of them. Each of Akila Finance S.A. (Luxembourg) and Jacobs AG have the power to dispose of or direct the disposition of the shares beneficially owned by them in accordance with the provisions of the shareholders’ agreement. The two major shareholders, Akila Finance S.A. (Luxembourg) and Jacobs AG announced on the March 23, 2002, that the agreement will expire as of May 8, 2002 and will be reviewed.

     Adecco is not aware of any other person who beneficially owns more than 5% of Adecco shares. Further, Adecco amended its articles of incorporation to limit the voting rights of acquirers to no more than 5% of Adecco shares.

Item 8. FINANCIAL INFORMATION

Consolidated Financial Statements.

     See Item 18 — Financial Statements.

Dividend Distribution

     The amount of dividends to be paid by Adecco to its shareholders depends on general business conditions, Adecco’s financial performance and other relevant factors. In the past, the Board has proposed dividends which provide shareholders with dividend growth in line with the growth of Adecco. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders’ meeting that was held on April 17, 2002 a dividend of CHF 1.00 per registered share and per participation certificate was approved in respect of the fiscal year 2001. The dividend was distributed on April 29, 2002.

Legal Proceedings

     From time to time, Adecco is subject to litigation. With the exception noted below, all litigation pending against Adecco relates to matters that have arisen in the ordinary course of business. Adecco believes that this litigation will not have a material adverse effect on its consolidated financial position or results of operations.

     Olsten is involved in litigation arising out of its health care services business, which was not acquired by Adecco, including a purported class action brought by former Olsten stockholders against Olsten and some of its directors and officers asserting claims for violations of the Securities Act and the Exchange Act. In connection with the split-off of Olsten’s health care business, Gentiva Health Services has indemnified Olsten for these lawsuits and other liabilities arising out of the health care service business.

Item 9. THE OFFER AND LISTING

Markets

     Adecco shares are listed and principally traded on the Swiss Exchange (ADEN/trading on Virt-x: 1213860). In addition, Adecco shares are listed on the Euronext Premier Marché. The prices for Adecco shares, as quoted in the official list of the Swiss Exchange, are expressed in Swiss francs. Since January 4, 1999, the prices for Adecco shares, as quoted in the official list of the Euronext Premier Marché, have been expressed in Euros; prior to that date, they were expressed in French francs.

     On March 16, 2000, Adecco ADSs began trading on the New York Stock Exchange (NYSE) under the symbol “ADO.” Adecco ADSs ceased to be quoted on the Nasdaq National Market, where they had been quoted under the symbol “ADECY,” at the close of business on March 15, 2000. Each ADS then represented one-eighth of one Adecco share deposited with Morgan Guaranty Trust Company of New York, the depository pursuant to a deposit agreement among Adecco, the depository, and the holders from time to time of American Depository Receipts issued thereunder (the “ADRs”), evidencing ADSs. In connection with the stock split in May 2001, the deposit agreement was amended such that, following the split, each ADS represented one-fourth of one Adecco post-split share deposited with Morgan Guaranty Trust Company of New York.

     The information presented in the table below represents, for the periods indicated, (i) the reported high and low sales prices quoted in Swiss francs for Adecco shares on the Swiss Exchange, rounded to the nearest Swiss franc, (ii) the reported high and low sales prices quoted in Euros in 1999 and in French francs in 1998 for Adecco shares on the Euronext Premier Marché, rounded to the nearest Euro or French franc, and (iii) the high and low sales prices for the ADSs in U.S. dollars on the NYSE. Fluctuations in the exchange rate between the Swiss franc, the Euro and the U.S. dollar affect the U.S. dollar equivalent of the Swiss franc and the Euro price of Adecco shares on the Swiss and Paris Stock Exchanges and, as a result, affect the market price of the ADSs.

	Price per Adecco share in(1)

	CHF		USD		FRF

Year	High	Low	High	Low	High	Low

1997	62.00	34.50	10.35	6.13	250.00	130.00
1998	80.20	34.50	13.27	6.67	320.00	145.00

					EUR

1999	125.30	59.90	19.70	10.80	78.00	37.50
2000	150.00	95.70	25.91	14.19	94.90	63.00
2001	116.00	49.60	17.78	11.90	76.70	34.00

2000					EUR

First Quarter	141.00	105.70	25.91	16.62	87.80	65.10
Second Quarter	150.00	118.00	22.05	17.78	94.90	74.50
Third Quarter	145.80	109.80	21.74	15.98	93.50	72.10
Fourth Quarter	124.30	95.70	17.30	14.19	78.10	63.00

2001					EUR

First Quarter	116.00	79.50	17.78	11.46	76.70	51.60
Second Quarter	109.50	81.20	15.60	11.90	69.60	53.90
Third Quarter	88.50	46.60	13.18	7.45	59.00	35.00
Fourth Quarter	98.50	51.00	14.98	8.48	64.00	34.00

Most Recent Six Months					EUR

December 2001	98.50	86.10	14.98	12.53	64.00	58.50
January 2002	96.20	89.75	15.20	13.46	64.60	60.75
February 2002	98.30	86.90	14.65	13.05	65.80	58.65
March 2002	108.50	97.00	16.38	14.36	73.85	65.95

	Price per Adecco share in(1)

	CHF		USD		FRF

	High	Low	High	Low	High	Low

Most Recent Six
Months					EUR

April 2002	110.50	101.75	16.80	15.35	75.00	68.85
May 2002	105.75	97.00	16.78	15.15	72.55	66.05

(1)	The per share data is historic and has been adjusted for the 10 for 1 common share stock split and ADS ratio change of 5 to 1 in May 2001.

Item 10. ADDITIONAL INFORMATION

Articles of Incorporation and Certain Swiss Law Requirements

Purpose of the Company

     Adecco SA is registered with the trade register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8. The company’s objects and purposes are stipulated in article 2 of its articles of incorporation which reads in its English translation:

The object and purpose of the corporation is the acquisition and management of financial holdings, of whatever form, in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services. The company may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned object and purpose, including borrowing money and acquiring real estate.

Conflict of Interest

     Neither Swiss corporate law nor Adecco SA’s articles of incorporation have a general provision on conflict of interests. However, the Swiss Code of Obligations contains a provision which requires directors to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care. Breach of this provision may result in the personal liability of the directors through the corporation. The directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care require that a director abstains from voting in case of a conflict of interest.

Directors

     Pursuant to Article 21 and the articles of incorporation, the Board of Directors is authorized to pass resolutions concerning all matters which are not reserved by law or by the articles of incorporation to other governing bodies. The members of the Adecco board of directors are elected for one years and may be re-elected. Shareholders have one vote for each director being presented for election or re-election.

     Neither Swiss corporate law nor Adecco SA’s articles of incorporation contain a specific provision regarding the compensation to be paid to the director. However, Swiss law recognises the right of the directors to receive compensation fixed by the board of directors itself. The compensation must adequately reflect the time spent, contribution made and responsibility of each director. Swiss law does not require that the compensation of each director be disclosed to the public.

     Within the board of directors’ legal obligation to safeguard the interests of the corporation and to adhere to a duty of loyalty and a duty of care, the board of directors is free to borrow money on behalf of the company.

     Adecco’s articles of incorporation do not contain any age limits for directors.

     Swiss law requires that any director of a Swiss corporation must be a shareholder of such corporation. Holding a single share complies with this requirement.

Shareholders Rights and Shareholders Meetings

     There is no provision in the articles of incorporation or under Swiss law requiring a quorum for the holding of a shareholders’ meeting. Holders of at least a majority of Adecco common shares represented in the general assembly must vote in favour of a resolution in order for such resolution to be adopted. In addition, in order to adopt resolutions regarding:

•	changes to Adecco’s corporate purposes;

•	the creation or rescission of provisions in the Adecco articles of incorporation requiring a qualified quorum or majority for resolutions at the general meeting;

•	the creation of shares with privileged voting rates;

•	restrictions on the transferability of registered shares;

•	an authorized or conditional increase in Adecco’s equity capital;

•	an increase in Adecco’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	restriction or elimination of subscription rights;

•	relocation of Adecco’s domicile; or

•	dissolution of Adecco without liquidation,

holders of at least two-thirds of Adecco common shares represented at such general assembly must vote in favour of such resolution.

     In addition to the powers described above, the general assembly has the power to vote on amendments to Adecco’s articles of incorporation (including to convert registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the general assembly has competence in connection with the special inspection and the liquidation of Adecco.

     Swiss law allows any shareholder to seek information from the board of directors during the general assembly of shareholders provided no preponderant interests of the corporation including business secrets, are at stake and the information requested is required for the exercise of shareholders rights. Shareholders may only obtain access to the books and records the corporation if authorized by the board of directors or the general assembly of shareholders. Should the corporation refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholder’s inspection and information rights prove to be insufficient, each shareholder may petition the general assembly to appoint a special commissioner which shall examine certain specific transactions or any other facts in a so-called special inspection. If the general assembly approves such request, the corporation or any shareholder may ask the court of competent jurisdiction at the corporation’s registered office to appoint a special commissioner within 30 days. Should the general assembly deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition a court of competent jurisdiction to order the appointment of a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the board of directors breached the law or did not act in accordance with the corporation’s articles of incorporation. The costs of the investigation are generally allocated to the corporation and only in exceptional cases to the petitioner(s).

     Under Swiss corporate law, an ordinary general assembly of the shareholders must be held within six months after the end of each fiscal year. Extraordinary general meetings of the shareholders may be called by the board of directors or, if necessary, by Adecco’s statutory auditors. In addition, an extraordinary general assembly of the shareholders may be called by a resolution of the shareholders adopted during any prior general assembly of the shareholders or, at any time, by holders of common shares representing at least 10% of the share capital. Holders of Adecco common shares with a nominal value of at least CHF 1.0 million have the right to request that a specific proposal be discussed and voted upon at the next general assembly. Notice of a general assembly must be provided to the shareholders by publishing notice of such meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) and other newspapers at least 20 days before the meeting. Admission to the general assembly is granted to any shareholder being registered in the company’s share register.

     The rights of holders of stock may only be changed by a resolution of a general assembly which in certain cases must be passed with a supermajority of at least two-thirds of Adecco common shares being represented at such general assembly.

The Shares and Transfer of Shares

     Each Adecco common share represents one vote. In addition, a shareholder may only be represented by (i) the shareholder’s legal representative, (ii) another shareholder with the right to vote, (iii) a corporate body of Adecco, (iv) independent proxy or (v) a depository. At a general assembly, votes are taken on a show of hands unless a ballot is ordered by the chairman of the meeting or request by holders of Adecco common shares representing at least 5% of Adecco’s share capital.

     Shareholders are registered provided that the holders declare to have acquired the registered shares in their own name and for their own account. However, the board of directors of Adecco may register nominees who hold shares for beneficial owners and therefore are not able to make the declaration.

     Upon request, the acquirers of registered Adecco shares are registered in the share register as shareholders with the right to vote, provided that they declare that they acquired the registered shares in their own name and for their own account. No person or entity including those who hold beneficial ownership through a nominee is permitted to be registered with the right to vote more than 5% of the registered share capital except those persons or entities who held such shares prior to April 20, 1999.

     Adecco’s board of directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital. Registered shares held by a nominee that exceeds this limit may be registered in the share register if the nominee discloses the pertinent shareholder information of the number of shares of the persons for whose account it holds 5% or more of the registered share capital. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the share for their own account or with whom the board of directors has entered into a corresponding agreement. Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise, as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees, shall be treated as one single person or nominee. The limitation for registration in the share register shall also apply to Adecco shares acquired or subscribed by the exercise of subscription, option or conversion rights.

     Adecco’s articles of incorporation do not contain any provision other than the ones mentioned herein in this Item 10 under that would have an effect of delaying, deferring or preventing a change in control of the company.

Liquidation and Dissolution

     The articles of incorporation do not limit the Company’s duration. Swiss law requires that any proceeds from a liquidation of Adecco, after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco. Thereafter, any remaining proceeds are to be distributed to holders of Adecco common shares and participation certificates in proportion to the nominal value of those Adecco common shares and participation certificates.

     Adecco may be dissolved at any time by a resolution of a general assembly taken by at least two-thirds of the votes represented and the absolute majority of the par value of Adecco shares represented. Under Swiss law, Adecco may also be dissolved by a court order upon the request of holders of Adecco shares representing at least 10% of Adecco’s share capital who assert significant grounds for the dissolution of Adecco, such as the misuse of a shareholder’s majority position. The court may also grant other relief such as a forced acquisition at fair market value of all Adecco shares held by minority shareholders of Adecco. The court may at all times request that a shareholder or obligee decree the dissolution of Adecco if the required corporate bodies are missing. If the rules regarding the nationality and domicile of the members of the board of directors are no longer fulfilled, the Commercial Register Registrar shall set a time limit for Adecco to regularise the situation and may, after expiration without compliance, declare Adecco dissolved. Adecco may also be dissolved by adjudication of bankruptcy.

Redemption of Share Capital

     Adecco’s articles of incorporation do not contain any provision regarding the redemption of share capital. However, Swiss corporate law allows the shareholders to vote in favour of a redemption, or reduction, of share capital provided the minimal share capital required by law in the amount of CHF 100,000 is respected. Swiss law limits the amount of its common shares that Adecco may hold or repurchase. Adecco may only repurchase its common shares if it has free reserves to cover the purchase price and if the nominal value of the common shares to be repurchased does not exceed 10% of Adecco’s equity capital. In addition, Adecco common shares repurchased by Adecco may not be voted in a general assembly. Furthermore, a reserve must be created on the balance sheet in the amount of the purchase price of the acquired shares. Moreover, free reserves corresponding to the purchase price of the acquired shares must be reclassified as a blocked reserve, which prevents the distribution of the corresponding amount to shareholders.

Further Capital Calls by the Company

     Adecco’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to the company.

Sinking Fund Provision

     If liabilities exceed assets, the Board of Directors must notify the competent court at the registered office of the Company thereof.

Pre-emptive Rights

     Under Swiss law, holders of Adecco shares and Adecco participation certificates have pre-emptive rights to subscribe for any issuance of new Adecco shares and Adecco participation certificates in proportion to the nominal amount of Adecco shares and Adecco participation certificates held by that holder. Any new issuance of Adecco shares or Adecco participation certificates, whether for a cash or non-cash consideration, must be approved by the shareholders in a general meeting. A resolution adopted at a general meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only.

Mandatory Bid Rules

     Pursuant to the applicable provisions of the SWX Swiss Exchange Act, if any person acquires shares of Adecco, whether directly or indirectly or together with another person, which exceed the threshold of 33 1/3% of the voting rights of Adecco, irrespective of whether the voting rights are exercisable or not, that person must make a bid to acquire all of the listed shares of Adecco. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings.

Disclosure of Principal Shareholders

     Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5, 10, 20, 33 1/3, 50 or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco is also under an obligation to publish the disclosure no later than two trading days after receipt.

Results of Shareholders’ Meeting

     On April 17, 2002, Adecco held its annual meeting of shareholders in Lausanne, Switzerland. At the general assembly, the Adecco shareholders voted to:

•	approve the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) December 30, 2001;

•	approve the allocation of retained earnings, which includes the dividend payment of CHF 1.00 per Adecco common share and CHF 1.00 per Adecco participation certificate, out of the balance sheet profit of CHF 1,432,964,257 and to carry forward the difference as retained earnings to the next business year;

•	approve the reduction of the term of the directors from three years to one year;

•	take note that Mr. Philippe Beauviala, Mr. Erwin Conradi and Mr. Stuart Olsten do not stand for re-election as members of the Board of Directors and that Klaus J. Jacobs retires from the Board of Directors;

•	approve the election of Mr. Miguel Alfageme, Mr. John Bowmer, Dr. Christian Jacobs and Mr. Philippe Marcel as new members of the Board of Directors for a term of office of one year;

•	approve the re-election of Mr. Philippe Foriel-Destezet, Mr. Yves Perben, Mr. Andreas Schmid, Mr. Conrad Meyer and Mr. Ernst Tanner as members of the Board of Directors for a term of office of one year;

•	re-elect Arthur Andersen AG, Zurich as auditors and group auditors of Adecco for the financial year ending December 29, 2002;

•	approve to appoint Ernst & Young AG to become the company and group auditors of Adecco for the financial year ending December 29, 2002, in the event that the Arthur Andersen AG mandate ends before the next Annual Shareholders Meeting;

•	re-elect KPMG Fides Peat, Zurich as a special auditor for the financial year ending December 31, 2001;

•	approve the conversion of all Participation Certificates into Registered Shares, hence increasing the existing share capital by CHF 49,000 to CHF 186,347,698; and

•	increase the conditional capital from 5,399,880 shares by 10,000,120 shares to 15,400,000 shares.

     Depository Agreement

     ADRs evidencing ADSs are issuable by the Depository pursuant to the terms of an amended and restated deposit agreement. Only persons in whose names ADRs are registered will be treated by Morgan Guaranty Trust Company of New York, as depository, and Adecco as ADS owners and ADR holders.

     An ADR holder may at any time surrender an ADR in form satisfactory to the depository for the purpose of withdrawing the whole number of deposited securities then represented by the ADSs evidenced by the ADR. Upon surrender at the transfer office of the depository of an ADR for the purpose of withdrawal of the deposited securities represented thereby, and upon payment of the fees, governmental charges and taxes provided in the deposit agreement and upon the terms and subject to the conditions of the deposit agreement and the deposited securities, an ADR holder shall be entitled to the delivery of the amount of deposited securities at the time represented by the ADSs. The depository will not accept for surrender an ADR evidencing a number of ADSs that represent rights attributable to less than a whole Adecco share.

     Upon receipt of notice of any general meeting or solicitation of consents or proxies of holders of Adecco shares or other deposited securities, if requested in writing by Adecco, the depository shall, as soon as practicable thereafter, mail to all ADR holders a notice containing the information included in the notice of general meeting and a statement as to the manner in which each ADR holder may instruct the depository to exercise any right to vote held by the ADR holder. Each ADR holder at the close of business on a specified record date is entitled under the deposit agreement (subject to any applicable provisions of Swiss law, the deposited securities and the Adecco articles of incorporation) to instruct the depository as to the exercise of the voting rights, if any, pertaining to the number of Adecco shares or other deposited securities represented by the ADSs that are evidenced by the ADRs held by the ADR holder. Upon the written request of an ADR holder on the record date, received on or before the date established by the depository for this purpose, the depository has agreed that it will endeavour insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted Adecco shares so represented in accordance with these instructions. The depository has agreed not to vote Adecco shares so represented, except in accordance with these instructions. All voting rights with respect to Adecco shares will be subject to Swiss law.

     If any tax or other governmental charge shall become payable by or on behalf of the depository with respect to any ADR, any deposited securities represented by the ADSs evidenced by the ADR or any distribution thereon, the tax or other governmental charge shall be paid by the ADR holder to the depository. The depository may refuse to effect any registration, registration of transfer, split-up or combination of the ADR or, subject to the terms and conditions of the deposit agreement, any withdrawal of deposited securities underlying the ADR until this payment is made. Additionally, the depository may withhold from any dividends or other distributions on or in respect of deposited securities or may sell by public or private sale for the account of the ADR holder any part or all of the deposited securities underlying the ADR and may apply these dividends, distributions or proceeds of any sale to pay any tax or other governmental charge, the ADR holder remaining liable for any deficiency.

Exchange Controls

     There are currently no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Adecco’s shares of ADSs.

          (a) Swiss laws and regulations affecting dividends, interest or other payments to non-resident holders of Adecco shares or ADSs

     Swiss law requires that Adecco retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than twenty percent of Adecco’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of 5 years. Pursuant to Swiss law, Adecco is permitted to make only one dividend payment, if any, per fiscal year. Interim dividends may only be paid with shareholder approval.

     The payment and amount of dividends on Adecco shares are subject to the recommendation of the Adecco board of directors and to the approval of holders of Adecco shares at the general assembly. The amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves are fixed in accordance with Swiss law and not United States generally accepted accounting principles. Under Swiss law, Adecco is required to hold its annual general assembly no later than six months after the close of its fiscal year.

     Dividends paid to holders of ADSs who are U.S. holders generally will be subject to Swiss withholding tax. These holders may be entitled to a refund of a portion of these taxes from Swiss taxing authorities, as well as a tax credit for United States income tax liability.

          (b) Limitations on the right of non-resident or foreign owners of Adecco shares or ADSs to hold or vote the securities

     At present, except as noted, neither the Adecco articles of incorporation nor Swiss law restricts the transfer of Adecco shares. Owners of Adecco shares who are not Swiss citizens or residents of Switzerland are not limited in their right to hold these securities different from those applicable to Swiss citizens.

Taxation

     Gains on Sale. Under present Swiss law, a holder of Adecco shares who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation by Switzerland for any other reason, will be exempted from any Swiss federal, cantonal or municipal income or other tax on gains realised during the year on the sale of Adecco shares.

     Stamp, Issue and Other Taxes. Switzerland generally does not impose stamp, registration or similar taxes on the sale of Adecco shares or ADSs by a holder thereof, unless the sale or transfer occurs through or with a Swiss securities dealer (as defined in the Swiss Stamp Duty Law).

     Withholding Tax. Under present Swiss law, any dividends paid in respect of Adecco shares will be subject to the Swiss Anticipatory Tax at the rate of 35%. Adecco is required to withhold tax at this rate from any dividend payments made to a holder of Adecco shares. A Swiss resident holder and beneficial owner of Adecco shares may qualify for a full refund of the Swiss Anticipatory Tax withheld from these dividends. A holder and beneficial owner of Adecco shares who is a non-resident of Switzerland, but is a resident of a country that maintains a double taxation treaty with Switzerland, may qualify for a full or a partial refund of the Swiss Anticipatory Tax withheld from these dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of Adecco shares. The current income tax treaty between Switzerland and the United States, which became effective as of February 1, 1998, for withholding taxes and the regulations thereunder provide for a mechanism whereby Swiss withholding tax on dividend payments may be partially or fully refunded if certain conditions are met. An individual or corporation residing in the United States may obtain a refund of the Swiss Anticipatory Tax withheld from dividends in respect of Adecco shares, to the extent that 15% of the gross dividend is withheld as final tax (i.e. 20% of the gross dividend may generally be refunded). U.S. companies owning over 10% of the voting stock of Adecco may receive a refund of the Swiss Anticipatory Tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). The full withholding will be refunded if the recipient is a recognised pension fund. The recipient of the dividend has a right to claim the refund rates described above if he (i) has a usufructuary right to Adecco shares at the time the dividend is due, (ii) is registered or has his domicile in the United States according to Article 4 of the tax treaty and (iii) proves that he is entitled to treaty benefits according to Article 22 of the tax treaty.

     Withholding Tax Refund Procedure Applicable to US Holders. The claim for refund of the Swiss Anticipatory Tax must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Berne, Switzerland, on the Swiss Tax Form 82 I for individuals, on the Swiss Tax Form 82 C for corporations and on the Swiss Tax Form 82 E for other beneficiaries (Tax Forms 82 I, 82 C and 82 E may be obtained from any Swiss Consulate General in the United States) in triplicate, with all copies duly completed and signed before a notary public in the United States. Tax Forms 82 I, 82 C and 82 E may be filed no later than December 31 of the third year following the calendar year in which the dividend became due. If this term is not respected, the right to refund is lost. Tax Forms 82 I, 82 C and 82 E must be accompanied with suitable evidence of the deduction of Swiss Anticipatory Tax withheld at the source to the debit of the beneficial owner (bank vouchers, etc.).

Documents on Display

     Adecco is subject to the informational requirements of the Exchange Act. In accordance with these requirements, Adecco files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risks to which Adecco is exposed are changes in foreign currency exchange rates and interest rates.

Foreign currency exchange rate risk

     The table below summarises the foreign currency forward contracts outstanding at December 30, 2001 and December 31, 2000. The table presents the notional amounts (at contract exchange rates) purchased or (sold) and the weighted average contractual foreign currency exchange rates. All forward contracts mature in less than six months. See Note 13 in the accompanying Consolidated Financial Statements.

     To receive Swiss Franc and pay various currencies:

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount CHF	Contract Rate	Amount CHF	Contract Rate

Currency (in millions)
U.S. Dollar	1,387	0.6088	1,066	0.5859
British Pound Sterling	127	0.4228	73	0.4108
Australian Dollar	102	1.1875	85	1.0792
Euro	31	0.6840	28	0.6627
Norwegian Krona	20	5.5047	11	5.4307
Mexican Peso	10	5.6705	5	5.7143
Japanese Yen	5	75.2842	—	—
Swedish Corner	2	6.4485	4	5.6915

To receive Euro and pay various currencies:

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount EUR	Contract Rate	Amount EUR	Contract Rate

Currency (in millions)
Swiss Franc	311	1.4688	258	1.5011
Norwegian Krona	127	8.0908	—	—
U.S. Dollar	30	0.8880	—	—
British Pound Sterling	14	0.6209	—	—
Australian Dollar	7	1.7017	—	—
Brazilian Real	—	—	19	1.7755

To receive Australian Dollar and pay various currencies:

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount AUD	Contract Rate	Amount AUD	Contract Rate

Currency (in millions)
Swiss Franc	17	0.8290	—	—

To receive U.S. Dollar and pay various currencies:

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount USD	Contract Rate	Amount USD	Contract Rate

Currency (in millions)
Brazilian Real	33	2.6432	1	1.9694
Euro	9	1.1401	—	—
Chilean Peso	5	674.0000	4	576.0522
Venezuelan Bolivar	3	781.0001	2	712.0000
Argentine Peso	7	—	13	1.0253
British Pound Sterling	—	—	10	0.6941

To receive British Pound Sterling and pay various currencies:

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount GBP	Contract Rate	Amount GBP	Contract Rate

Currency (in millions)
Swiss Franc	—	—	25	2.4481
U.S. Dollar	—	—	7	1.4920

     At December 30, 2001, Adecco had short-term foreign exchange contracts outstanding with an aggregate notional amount of CHF 2,694 million and an aggregate fair value asset amount of CHF 42 million. At December 30, 2001, at closing the contract position Adecco would receive CHF 42 million. These contracts primarily hedge intercompany lending activity with the respective gains and losses being included in interest expense.

	December 30, 2001		December 31, 2000

	Notional	Average	Notional	Average
	Amount CHF	Contract Rate	Amount CHF	Contract Rate

Currency (in millions)
Swiss Franc	311	1.4688	258	1.5011
Norwegian Krona	127	8.0908	—	—
U.S. Dollar	30	0.8880	—	—
British Pound Sterling	14	0.6209	—	—
Australian Dollar	7	1.7017	—	—
Brazilian Real	—	—	19	1.7755

Interest rate risk

     Adecco manages its exposure to changes in interest rates through the use of fixed and variable rate debt in a number of currencies and by utilising interest rate swaps and interest rate and cross currency swaps to hedge certain underlying debt obligations.

     The information below summarises Adecco’s market risks associated with debt obligations at December 30, 2001 and December 31, 2000, and should be read in conjunction with Notes 6 and 12 in the accompanying Consolidated Financial Statements. For debt obligations, the table below presents principal cash flows and related interest rates by fiscal year of maturity.

December 30, 2001
(CHF equivalents, in millions)

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value

Debt
Fixed rate	14	36	543	314	946	195	2,048	2,091
Average interest rate	7.1%	5.0%	1.6%	4.1%	6.4%	6.1%	4.7%	—
Variable rate	975	—	—	—	—	—	975	975
Average interest rate	3.8%	—	—	—	—	—	—	—

December 31, 2000
(CHF equivalents, in millions)

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value

Debt
Fixed rate	—	16	16	564	314	539	1,449	1,490
Average interest rate	—	6.9%	6.9%	1.7%	4.1%	6.7%	4.2%	—
Variable rate	1,188	239	828	8	9	15	2,287	2,296
Average interest rate	6.4%	6.6%	7.3%	7.2%	7.2%	7.2%	6.7%	—

     The information below summarises Adecco’s market risks associated with interest rate swaps and interest rate and cross currency swaps at December 30, 2001 and December 31, 2000, and should be read in conjunction with Notes 6 and 13 in the accompanying Consolidated Financial Statements. For interest rate swaps and interest rate and cross currency swaps, the table presents the notional amounts and related interest rates by fiscal year of maturity. Weighted average variable rates are based on current rates as of December 30, 2001 and December 31, 2000.

Interest Rate Swaps at December 30, 2001
(CHF equivalents, in millions)

	2002	2003	2004	2005	2006	Thereafter	Total

U.S. Dollar(1)
Payer swap	2.8	2.8	2.8	2.8	2.8	2.8	16.8
Pay rate (variable)	2.63%	2.63%	2.63%	2.63%	2.63%	2.63%	—
Receive rate (fixed)	7.14%	7.14%	7.14%	7.14%	7.14%	7.14%	—
U.S. Dollar
Payer swap	—	—	—	—	—	162.0	162.0
Pay rate (fixed)	—	—	—	—	—	7.10%	—
Receive rate (variable)	—	—	—	—	—	1.98%	—

						There
	2002	2003	2004	2005	2006	after	Total

EURO
Payer swap	—	—	—	—	—	148.0	148.0
Pay rate (fixed)	—	—	—	—	—	7.32%	—
Receive rate (variable)	—	—	—	—	—	4.01%	—
EURO
Payer swap	8.1	8.8	9.5	10.3	11.2	12.2	60.1
Pay rate (variable)	4.20%	4.20%	4.20%	4.20%	4.20%	4.20%	—
Receive rate (variable)	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%	—

Interest Rate Swaps at December 31, 2000
(CHF equivalents, in millions)

						There
	2002	2003	2004	2005	2006	after	Total

U.S. Dollar(1)
Payer swap	3	3	3	3	3	4	16
Pay rate (variable)	6.80%	6.80%	6.80%	6.80%	6.80%	6.80%
Receive rate (fixed)	7.10%	7.10%	7.10%	7.10%	7.10%	7.10%
U.S. Dollar
Payer swap	—	—	—	—	—	158	158
Pay rate (fixed)	—	—	—	—	—	7.50%
Receive rate (variable)						6.10%

Interest Rate and Cross Currency Swaps at December 30, 2001
(CHF equivalents, in millions)

						There
	2002	2003	2004	2005	2006	after	Total

British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	4.8	4.8	4.8	4.8	4.8	4.8	28.8
Amount receivable (USD)	5.6	5.6	5.6	5.6	5.6	5.6	33.6
Pay rate (variable, GBP)	4.83%	4.83%	4.83%	4.83%	4.83%	4.83%	—
Receive rate (fixed, USD)	7.14%	7.14%	7.14%	7.14%	7.14%	7.14%	—
Euro (EUR)/ U.S. Dollar (USD)
Amount payable (EUR)	—	—	—	—	—	148	148
Amount receivable (USD)	—	—	—	—	—	160	160
Pay rate (variable, EUR)	—	—	—	—	—	4.01%	—
Receive rate (fixed, USD)	—	—	—	—	—	7.10%	—
Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	8.0	9.0	10.0	11.0	12.0	6.0	56.0
Amount receivable (USD)	9.0	10.0	11.0	12.0	13.0	7.0	62.0
Pay rate (variable, EUR)	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%	—
Receive rate (variable, USD)	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	—

Interest Rate and Cross Currency Swaps at December 30, 2001
(CHF equivalents, in millions)

						There
	2002	2003	2004	2005	2006	after	Total

Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	—	288.0	—	288.0
Amount receivable (EUR)	—	—	—	—	278.0	—	278.0
Pay rate (fixed, CHF)	—	—	—	—	4.65%	—	—
Receive rate (fixed, EUR)	—	—	—	—	6.00%	—	—
Euro (EUR)/ Swiss Franc (CHF)
Amount payable (CHF)	—	—	—	—	326.0	—	326.0
Amount receivable (EUR)	—	—	—	—	315.0	—	315.0
Pay rate (variable, CHF)	—	—	—	—	3.14%	—	—
Receive rate (fixed, EUR)	—	—	—	—	6.00%	—	—
U.S. Dollar (USD)/ Swiss Franc (CHF)
Amount payable (USD)	—	—	—	—	333.0	—	333.0
Amount receivable (CHF)	—	—	—	—	326.0	—	326.0
Pay rate (variable, USD)	—	—	—	—	3.24%	—	—
Receive rate (variable, CHF)	—	—	—	—	3.14%	—	—
U.S. Dollar (USD)/ Swiss Franc (CHF)
Amount payable (USD)	—	—	—	—	294.0	—	294.0
Amount receivable (CHF)	—	—	—	—	288.0	—	288.0
Pay rate (fixed, USD)	—	—	—	—	6.86%	—	—
Receive rate (fixed, CHF)	—	—	—	—	4.65%	—	—

(1)	The Swaps’ notional amounts reduces every 6 months. The maturing amount shown in the table represents this reduction.

Interest Rate and Cross Currency Swaps at December 31, 2000
(CHF equivalents, in millions)

						There
	2001	2002	2003	2004	2005	after	Total

British Pound (GBP)/ U.S. Dollar (USD)(1)
Amount payable (GBP)	—	4.8	4.8	4.8	4.8	9	29
Amount receivable (USD)	—	5.6	5.6	5.6	5.6	13	33
Pay rate (variable, GBP)	—	6.50%	6.50%	6.50%	6.50%	6.50%	—
Receive rate (fixed, USD)	—	7.10%	7.10%	7.10%	7.10%	7.10%	—
Euro (EUR)/ U.S. Dollar (USD)(2)
Amount payable (EUR)	—	—	—	—	—	150	150
Amount receivable (USD)	—	—	—	—	—	148	148
Pay rate (variable, EUR)	—	—	—	—	—	7.50%	—
Receive rate (fixed, USD)	—	—	—	—	—	7.10%	—

Interest Rate and Cross Currency Swaps at December 31, 2000
(CHF equivalents, in millions)

						There
	2001	2002	2003	2004	2005	after	Total

Euro (EUR)/ U.S. Dollar (USD)(1)
Amount payable (EUR)	8	9	9	10	11	25	72
Amount receivable (USD)	8	8	9	10	10	24	69
Pay rate (variable, EUR)	6.30%	6.30%	6.30%	6.30%	6.30%	6.30%	—
Receive rate (variable, USD)	6.10%	6.10%	6.10%	6.10%	6.10%	6.10%	—

(1)	The Swaps’ notional amounts reduced every 6 months. The maturing amount shown in the table represents this reduction.

(2)	Pay Rate for Swap Agreements changes from fixed to variable in May 2001.

     At December 30, 2001 and December 31, 2000, Adecco had interest rate swaps and interest rate and cross currency swaps with aggregate fair value of CHF (20.9) million and CHF 8 million.

     For information concerning Adecco’s indebtedness, see also Note 6 in the accompanying Consolidated Financial Statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

Item 15. [RESERVED]

Item 16. [RESERVED]

PART III

Item 17. FINANCIAL STATEMENTS

     Not Applicable.

Item 18. FINANCIAL STATEMENTS

     See pages F-1 through F-23 incorporated herein by reference.

Item 19. EXHIBITS

EXHIBIT
No.	Description

1.1(a)*	Status of Adecco (in French), as amended to May 2, 2001.

1.1(b)*	(Status) Articles of Incorporation of Adecco (in English), as amended to May 2, 2001.

2.1*	Specimen of certificates representing Adecco common shares, par value CHF 1.00 per share.

2.2*	Specimen of certificates representing Adecco ADSs.

2.3***	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999.

2.3.1**	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999.

4.1*	Second Amended and Restated Receivables Purchase Agreement, dated October 19, 2000, among ADO Staffing, Inc., as Seller, SECAD Limited, as Purchaser, and Adecco SA.

4.2*	Second Amended and Restated Transfer and Administration Agreement involving the sale of eligible trade accounts receivable, dated October 19, 2000, among Enterprise Funding Corporation, and Preferred Receivables Funding Corporation as Non-Committed Lenders, SECAD Limited, as Borrower, ASI Staffing, Inc. (together with its successors and assigns, ADO Staffing Inc.), as Servicer, Bank One NA as a Lender Agent and a Committed Lender and Bank of America, N.A. as the Lead Arranger.

EXHIBIT
No.	Description

4.2.1*	First Amendment, dated as of May 8, 2001, to the Second Amended and Restated Transfer and Administration Agreement, dated October 19, 2000.

4.3†	Credit Agreement (Multicurrency Loan Agreement), dated January 27, 2000, among Adecco, as Borrower, and Bank of America International Ltd. and Societe General, as Arrangers, and Bank of America International Ltd., as Agent, for a credit facility of CHF 1,500,000,000.

4.4†	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco, as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004.

4.5†	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006.

4.6‡	Exchange Offer Agreement between Adia SA and Ecco SA, dated May 8, 1996 (incorporated herein by reference to Finneco’s Schedule 13-D as filed with the Securities and Exchange Commission on May 1, 1997)

4.7+	Purchase Agreement, dated September 16, 1996, among Adecco, Inc. and the stockholders of TAD Resources International, Inc.

4.8+	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco, as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters.

4.9**	Recommended Cash Offer for Delphi Group plc by Adecco UK information technology Holdings, dated February 12, 1999.

4.10***	Agreement and Plan of Merger, dated August 17, 1999, by and among Adecco, Staffing Acquisition Corporation and Olsten Corporation.

4.11***	Separation Agreement, dated August 17, 1999, among Olsten Corporation, Aaronco Corporation and Adecco.

4.12***	Principal Stockholders Agreement, dated August 17, 1999, among Adecco and certain shareholders of Olsten Corporation.

4.13***	Omnibus Amendment No. 1, dated October 7, 1999.

4.14***	Omnibus Amendment No. 2, dated January 18, 2000.

4.15*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for €400,000,000 6% Guaranteed Notes due 2006.

8.1	List of Significant Subsidiaries.

9.1	Consent of Arthur Andersen SA.

Filed herewith unless otherwise noted.

*	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Registration Statement on Form 20-F filed June 25, 2001.

†	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended January 2, 2000.

‡	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended December 29, 1996.

+	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended December 28, 1997.

**	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6 (File No. 33-85256), filed April 12, 2001.

***	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco’s Amendment No. 4 to Registration Statement on Form F-4 (File No. 33-88597), filed February 9, 2000.

     The total amount of long-term debt securities of Adecco authorized under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of Adecco on a consolidated basis. Adecco agrees to furnish copies of any and all of these instruments to the Commission upon request.

     Upon request of the Commission, Adecco will provide for each of its subsidiaries, the country or other jurisdiction of incorporation or organisation, its relationship to Adecco and the percentage of voting securities owned or otherwise controlled by its immediate parent.

Consolidated Balance Sheets

	December 30, 2001		December 31, 2000

	In millions, except share and per share amounts
Assets
Current assets
- Cash and cash equivalents	CHF	552	CHF	487
- Trade accounts receivable, net		4,636		5,297
- Other current assets		499		604
- Total current assets		5,687		6,388

Property, equipment and leasehold improvements, net		735		660
Goodwill, net		2,292		3,091
Other assets		609		514
Total assets	CHF	9,323	CHF	10,653

Liabilities
Current liabilities
- Short-term debt and current maturities of long-term	CHF	995	CHF	1,188
- Accounts payable and accrued expenses		4,309		4,353
- Total current liabilities		5,304		5,541

Long-term debt		2,047		2,548
Other liabilities		183		163
Total liabilities		7,534		8,252

Minority interests		2		11

Commitments and contingencies (see Note 11)

Shareholders’ Equity
Common shares and participation certificates[1]		186		186
Additional paid-in capital		3,144		3,113
Accumulated deficit		(1,469)		(857)
Accumulated other comprehensive income		(65)		(43)
		1,796		2,399

Less: Treasury stock, at cost		(9)		(9)
		1,787		2,390

Total liabilities and shareholders’ equity	CHF	9,323	CHF	10,653

The accompanying notes are an integral part of these consolidated financial statements.

1 Par value CHF 1 per share and participation certificate
Authorised shares: 217,781,190 and 197,830,190 as of December 30, 2001 and December 31, 2000 respectively.
Issued shares: 186,298,698 and 185,513,430 as of December 30, 2001 and December 31, 2000 respectively.
Outstanding shares: 186,169,140 and 185,380,020 as of December 30, 2001 and December 31, 2000 respectively.
Authorised and issued participation certificates: 49,000 and 49,000 as of December 30, 2001 and December 31, 2000 respectively.
Outstanding participation certificates: 5,740 and 6,980 as of December 30, 2001 and December 31, 2000 respectively.

Consolidated Statements of Operations

	for the fiscal years ended

	December 30, 2001		December 31, 2000		January 2, 2000
	(52 weeks)		(52 weeks)		(52 weeks)

	In millions, except share and per share amounts

Net service revenues	CHF	27,247	CHF	26,628	CHF	18,471
Direct costs of services		(22,127)		(21,637)		(15,169)
		5,120		4,991		3,302
Selling, general and administrative expenses		(3,941)		(3,754)		(2,470)
Amortisation of goodwill		(1,106)		(1,109)		(699)
Restructuring costs		—		(65)		(3)
		73		63		130

Interest income		32		43		22
Interest expense		(242)		(263)		(118)
Other expense		(27)		—		(4)
Income (loss) before income taxes and minority interests		(164)		(157)		30

Provision for income taxes		(254)		(265)		(204)
Income applicable to minority interests		(1)		(6)		—
Net loss from operations		(419)		(428)		(174)
Cumulative effect of change in accounting principle		(8)		—		—
Net loss	CHF	(427)	CHF	(428)	CHF	(174)

Basic and diluted net loss per share	CHF	(2.30)	CHF	(2.33)	CHF	(1.01)
Basic and diluted net loss before cumulative effect of change in accounting principle		(2.25)		(2.33)		(1.01)
Basic and diluted weighted average common shares		185,880,663		183,735,340		172,128,580

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	for the fiscal years ended

	December 30, 2001		December 31, 2000		January 2, 2000
	(52 weeks)		(52 weeks)		(52 weeks)

	In millions, except share and per share amounts
Cash flows from operating activities
Net loss	CHF	(427)	CHF	(428)	CHF	(174)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities:
- Depreciation and amortisation		1,300		1,285		801
- Restructuring provision		—		65		3
- Utilisation of restructuring reserve		(73)		(65)		(32)
- Cumulative effect of change in accounting principle		8		—		—
- Investment write-downs		15		—		—
- Deferred income tax		(84)		(201)		15
- Income applicable to minority interests		1		6		—
- Other non-cash operating charges		89		36		26
Changes in operating assets and liabilities, net of acquisitions:
- Amounts advanced (paid) under securitisation facilities		38		(240)		2
- Trade accounts receivable, including sold receivables		454		(891)		(453)
- Accounts payable and accrued expenses		39		542		217
- Other current assets		37		16		(127)
- Non-current assets and liabilities		(7)		(102)		10

Cash flows from operating activities		1,390		23		288

Cash flows from investing activities
Capital expenditures		(297)		(351)		(156)
Proceeds from sales of fixed assets		7		4		1
Cash purchase price for acquisitions:
- Olsten (net of cash acquired of CHF 101 in 2000)		(184)		(800)		—
- Delphi, net of cash acquired of CHF 99		—		—		(296)
- Career Staff, net of cash acquired of CHF 75		—		—		(37)
Other acquisitions and investing activities		(54)		(159)		(142)
Cash flows used in investing activities		(528)		(1,306)		(630)

Cash flows from financing activities
Net increase (decrease) in short-term debt		(227)		773		7
Increase in long-term debt		1,052		1,051		1,134
Repayment of long-term debt		(1,478)		(1,495)		(30)
Dividends paid to shareholders		(185)		(155)		(120)
Issuance of common stock, net		—		—		516
Common stock options exercised		31		47		42
Other financing activities		27		40		(30)
Cash flows from/(used in) financing activities		(780)		261		1,519

Effect of exchange rate changes on cash		(17)		(46)		(162)
Net increase (decrease) in cash and cash equivalents		65		(1,068)		1,015
Cash and cash equivalents:
- Beginning of year		487		1,555		540
- End of year	CHF	552	CHF	487	CHF	1,555

Cash paid for interest	CHF	184	CHF	215	CHF	44
Cash paid for taxes	CHF	260	CHF	272	CHF	183

Non-cash investing and financing activities:
- Issued 6,343,710 shares for the acquisition of Olsten	CHF	—	CHF	591	CHF	—
- Converted Olsten stock option plan to Adecco plan	CHF	—	CHF	17	CHF	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

	for the fiscal years ended

											Accumulated
											Other
	Common Stock			Additional		Treasury Stock			Retained		Comprehen-		Total
				Paid-in					Earnings		sive Income		Shareholders'
	Shares	Amount		Capital		Shares	Amount		(Deficit)		(Loss)		Equity

	In millions, except share and per share amounts
January 3, 1999	171,031,840	CHF	171	CHF	1,904	(663,340)	CHF	(30)	CHF	20	CHF	3	CHF	2,068
Comprehensive loss:
- Net loss										(174)				(174)
- Currency translation adjustment												52		52
														(122)
Issuance of common stock	6,000,000		6		510									516
Common stock options exercised	1,326,440		1		41	5,450								42
Participation certificates purchased						(33,354)		(2)						(2)
Common stock issued for participation certificates	139,370		—			(139,370)		(5)						(5)
Participation certificates exchanged for common stock	(139,370)		—		1	139,370		6						7
Common stock sold					(7)	444,600		22						15
Treasury participation certificates exchanged for treasury common stock						28,820		1						1
Cash dividends, CHF 0.70 per share										(120)				(120)
January 2, 2000	178,358,280		178		2,449	(217,824)		(8)		(274)		55		2,400
Comprehensive loss:
- Net loss										(428)				(428)
- Currency translation adjustment												(101)		(101)
- Unrealised gain on marketable securities												3		3
														(526)
Issuance of common stock	6,343,710		6		585									591
Common stock options exercised	860,440		2		45	42,400								47
Participation certificates purchased						(13,166)		(1)						(1)
Tax benefit from stock transactions					16									16
Treasury participation certificates exchanged for treasury common stock					1	13,160		—						1
Converted Olsten stock options					17									17
Cash dividends, CHF 0.84 per share										(155)				(155)
December 31, 2000	185,562,430	CHF	186	CHF	3,113	(175,430)	CHF	(9)	CHF	(857)	CHF	(43)	CHF	2,390
Comprehensive loss:
- Net loss										(427)				(427)
- Currency translation adjustment												(29)		(29)
- Change in fair value of cash flow hedges												11		11
- Unrealised loss on marketable securities												(4)		(4)
														(449)
Common stock options exercised	785,268		—		31	2,612								31
Cash dividends, CHF 1.00 per share										(185)				(185)
December 30, 2001	186,347,698	CHF	186	CHF	3,144	(172,818)	CHF	(9)	CHF	(1,469)	CHF	(65)	CHF	1,787

     The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

Note 1 — The Business and Summary of Significant Accounting Policies

Business

     Adecco’s principal business is providing personnel services to companies and industry worldwide. Adecco’s personnel services include providing temporary personnel, placing permanent employees, training and testing temporary and permanent employees, outsourcing and providing outplacement counselling services. Adecco provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

Basis of presentation

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the provisions of Swiss law. Adecco’s fiscal year ends on the Sunday nearest to December 31. For 2001, 2000 and 1999 the fiscal years contained 52 weeks and ended on December 30, 2001, December 31, 2000 and January 2, 2000 respectively.

Principles of consolidation

     The consolidated financial statements include the accounts of Adecco SA, a Swiss corporation, and its majority-owned subsidiaries (collectively, “Adecco”). The equity and net income attributable to minority shareholders’ interests are shown separately in the consolidated financial statements. Investments in which Adecco exerts significant influence are accounted for under the equity method. Investments with less than 20% ownership are accounted for under the cost method. All material intercompany accounts and transactions have been eliminated.

Use of estimates

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported components of results of operations during the reporting period. Actual results could differ from those estimates.

Recognition of revenue

     Adecco’s temporary personnel services revenues are recognised when the services are rendered. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Revenues from outsourcing, outplacement and other personnel services are generally recognised as the services are provided. Adecco presents revenues and direct costs of services in its financial statements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue as a Principal Versus Net as an Agent”. The pronouncement requires Adecco to record the gross amounts of its revenues and direct costs of services for arrangements whereby Adecco acts as a principal in the transaction and has risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where Adecco acts as an agent and acts principally as a contractor for subcontractors, only the fees are recorded as revenues.

Marketing costs

     Advertising and marketing costs totalled CHF 260, CHF 263 and CHF 168 in 2001, 2000 and 1999 respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Foreign currency translation

     Adecco’s operations are conducted in 58 countries and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). For inclusion into Adecco’s consolidated financial statements, the translation from the applicable functional currency into the reporting currency Swiss francs (“CHF”) is performed for assets and liabilities using year end exchange rates and for revenues, expenses and cash flows using weighted average exchange rates. Translation adjustments are included as a component of other comprehensive income in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions in foreign currencies are recorded in the statement of operations at the approximate rate applicable at the time of the transaction or the weighted average rate.

Cash and cash equivalents

     All highly liquid instruments with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable

     Accounts receivable are recorded at their net realisable value after deducting an allowance for doubtful accounts. Such deductions reflect specific cases and estimates based on historical evidence of collectibility. Adecco accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement replaces SFAS No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Adecco applies the new accounting rules prospectively to transactions after March 31, 2001. The adoption of SFAS No. 140 had no material impact on Adecco’s consolidated financial statements.

Capitalised cost for internal use software

     Adecco expenses costs incurred in the preliminary project stage. Thereafter, costs incurred in developing or obtaining internal use software are capitalised. Capitalised software costs are amortised on a straight-line basis over their estimated useful lives, typically between 3 and 5 years.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

Property, equipment and leasehold improvements

     Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (three to five years for furniture, computers, software and equipment and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement.

Goodwill and other intangible assets

     The excess of the purchase price over the fair value of net assets acquired is shown as goodwill on the accompanying consolidated balance sheets. Adecco amortises goodwill on a straight-line basis over five years and evaluates the recoverability of goodwill based on estimated future undiscounted cash flows. Charges for impairment of goodwill are recorded to the extent that the unamortised book value of such assets exceeds the related future discounted cash flows. Goodwill may change as certain estimates and contingencies are finalised.

Long-lived assets

     Adecco reviews, on a periodic basis, the carrying amount of long- lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For all fiscal years presented, Adecco determined that no material impairment loss had occurred.

Income taxes

     Adecco uses the liability method for accounting for income taxes. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences, arising between the tax basis of assets and liabilities and their reported amounts. For measurement purposes, enacted income tax laws are used that will be in effect when the temporary differences are expected to reverse.

Financial instruments

     In the first quarter of fiscal year 2001, Adecco adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The adoption resulted in a cumulative transition adjustment of CHF 8 million after-tax charge to earnings, which is reported separately as a cumulative effect of change in accounting principle.

     In accordance with SFAS No. 133, Adecco records all derivative instruments at fair value as either assets or liabilities on the consolidated balance sheet, regardless of the purpose or intent for holding the derivative.

     For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the derivative financial instrument and the hedged item are recognised in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet.

     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholders’ equity until the hedged item is recognised in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings.

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognised in earnings.

     Adecco has designated certain forward foreign currency contracts related to subsidiary funding as fair value hedges. Any cash flow impact on settlement of these contracts is classified as cash flow from financing activities.

Net loss per share

     Adecco computes basic and diluted net loss per share using the number of weighted average common shares, participation certificates and incremental common shares. Incremental common shares consists of the incremental common shares from assumed conversion of convertible notes net of tax (using the if-converted method) and stock issuable upon the exercise of stock options (using the treasury stock method). Incremental common shares of 12,829,700, 12,186,850 and 10,714,912 in fiscal years 2001, 2000 and 1999 respectively were excluded from the computation as the effect was anti-dilutive.

     At the General Assembly on May 2, 2001, the Board of Directors approved a 10 for 1 split of the common shares and a 2 for 1 split of the participation certificates. As a consequence the common shares and the participation certificates now have a par value of CHF 1.00. All information regarding numbers of common shares and participation certificates contained in these financial statements, reflect the split of 10 for 1 for common shares and 2 for 1 for participation certificates.

Change in accounting policy and new accounting standards

     Accounting for asset retirement obligations

     In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adecco is required to adopt this new standard as of January 1, 2003, and currently does not expect the adoption to have a material effect on its consolidated results of operations and financial position.

     Business combinations

     In July 2001, the FASB issued SFAS No. 141 “Business Combinations”. SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. The use of the pooling-of-interests method is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named, if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on Adecco’s 2001 consolidated results of operations and financial positions.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

     Goodwill and intangible assets

     In July 2001, the FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill no longer be amortised to earnings, but instead be reviewed annually for impairment. Other identifiable intangibles with definite lives will continue to be amortised to earnings over their estimated useful lives. The amortisation of goodwill ceases upon adoption of SFAS No. 142. The standard is required to be adopted as of July 1, 2001, for any goodwill acquired in an acquisition completed after June 30, 2001. For all other existing goodwill, the new standard is required to be adopted as of January 1, 2002. In addition, the disclosure requirements related to goodwill and intangible assets have been expanded to include information about changes in the carrying value of goodwill, the value of intangible assets by major type and the estimated intangible asset amortisation expense for the next five years.

     Adecco will adopt SFAS No. 142 as of the first day of the fiscal year 2002, since no acquisitions have been completed between July 1 and December 30, 2001. Upon adoption of SFAS No. 142, Adecco will no longer amortise goodwill, thereby reducing estimated annual goodwill amortisation of approximately CHF 850 (before tax effect) for 2002. For the year ended December 30, 2001, amortisation of goodwill before any tax effect was CHF 1,106. Intangible assets acquired prior to July 1, 2001 that have been reported together with goodwill will be reported separately in 2002, however, this amount is not significant.

     Accounting for impairment and disposal of long-lived assets

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Adecco will adopt SFAS No. 144 as of the first day of fiscal year 2002. Management anticipates that the adoption of the new standard will not have a material impact on Adecco’s consolidated results and financial positions.

Reclassifications

     Certain reclassifications have been made to the fiscal years 1999 and 2000 financial statements to conform to the fiscal year 2001 financial statement presentation.

Other disclosures required by Swiss law

	Dec. 30, 2001		Dec. 31, 2000

Balance sheet data
Prepayments and accrued income	CHF	70	CHF	63
Total non-current assets		3,636		4,265
Total accruals and deferred income		3,787		3,853
Total pension liabilities, non-current		27		31
Statements of operations data		2001		2000
Personnel expenses	CHF	2,480	CHF	2,289

     The fire insurance value of the property, equipment and leasehold improvements amounts to CHF 804 and CHF 532 as of December 30, 2001 and December 31, 2000 respectively.

     Note 2 — Acquisitions

Olsten acquisition

     In March, 2000, Adecco acquired all of the common stock of Olsten Corporation (“Olsten”), a leading supplier of staffing and information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe, and Latin America. In exchange for all of the common stock of Olsten, Adecco paid approximately CHF 800, net of CHF 101 cash acquired, assumed CHF 1,190 in net debt, and issued to Olsten shareholders CHF 591 in Adecco common stock. Additionally, CHF 17 was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the Adecco stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 (CHF 548) guaranteed convertible notes. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in Adecco’s consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of tangible assets acquired, liabilities assumed and additional liabilities recorded of CHF 2,321 was allocated to goodwill which is amortised over a period of five years. In addition, Olsten had accumulated net operating loss carryforwards of CHF 23 and capital loss carryforwards of CHF 690, the majority of which were utilised in the year 2000.

     Under the terms of the purchase agreement, Olsten agreed to split off the company Olsten Health Services to the Olsten shareholders as a separate public traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company.

     The results of operations of Olsten have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of Olsten had occurred at the beginning of fiscal year 2000 and at the beginning of fiscal year 1999.

		2000		1999

Net service revenues	CHF	27,889	CHF	23,407
Net loss		(575)		(617)
Basic and diluted net loss per share		(3.11)		(3.46)

     The pro forma results include adjustments for goodwill, interest expense and income taxes. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

     During 2001, tax contingencies of CHF 10 have been resolved and recorded as a reduction of goodwill.

     In March 2001, Adecco acquired all the remaining shares of Olsten Norway AS, a subsidiary of Olsten Corporation, that it did not already own. The purchase price was approximately CHF 184 in cash and was funded with existing credit facilities and internal resources. The goodwill recorded on purchase was CHF 194.

Career Staff Co., Ltd.

     In May 1999, Adecco acquired Career Staff Co., Ltd (“Career Staff”), a personnel services business in Japan, for approximately CHF 128.

     The acquisition was financed using existing credit facilities and internal resources and was accounted for as a purchase. The excess of the

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

purchase price over the fair value of the net assets acquired was CHF 127 and was recorded as goodwill. The results of operations of Career Staff have been included in the financial statements beginning May 1999. The following unaudited pro forma information shows consolidated operating results as if the acquisition of Career Staff had occurred at the beginning of fiscal year 1999 and at the beginning of fiscal year 1998.

		1999		1998

Net service revenues	CHF	18,685	CHF	15,909
- Net loss		(177)		(195)
- Basic and diluted net loss per share		(1.03)		(1.16)

Delphi Group plc

     In April 1999, Adecco acquired Delphi Group plc (“Delphi”) for approximately CHF 395. Delphi is an information technology service and staffing business with operations in the United Kingdom, the United States and Europe. The acquisition was financed from bank borrowings and was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets acquired was CHF 400 and was recorded as goodwill. The results of the operations of Delphi have been included in the financial statements beginning in April 1999. The following unaudited pro forma information shows consolidated operating results as if the acquisition of Delphi had occurred at the beginning of fiscal year 1999 and at the beginning of year fiscal 1998.

		1999		1998

Net service revenues	CHF	18,681	CHF	16,047
- Net loss		(176)		(221)
- Basic and diluted net loss per share		(1.03)		(1.32)

Note 3 — Trade Accounts Receivable

	Dec. 30, 2001		Dec. 31, 2000

Trade accounts receivable	CHF	4,805	CHF	5,456
Allowance for doubtful accounts		(169)		(159)
Trade accounts receivable, net	CHF	4,636	CHF	5,297

     In March 2000, Adecco entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of Adecco’s United Kingdom trade receivables. The agreement, which expires in March 2002, is subject to renewal annually. Under the terms of the agreement, Adecco may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (CHF 158), of those receivables. The SPE has been structured to be separate from Adecco, but is wholly owned and consolidated by Adecco. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. Adecco services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding.

     Adecco accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Adecco had transferred receivables to SPE of GBP 78 (CHF 189) and GBP 83 (CHF 203) as of December 30, 2001 and December 31, 2000 respectively, in which SPE had sold GBP 65 (CHF 158) and GBP 49 (CHF 120) of undivided interests to the conduit. As of December 30, 2001 and December 31, 2000, Adecco’s retained interest in SPE’s receivable is classified in trade accounts receivable in Adecco’s consolidated financial statements at its face amount of GBP 13 (CHF 31) and GBP 34 (CHF 82) respectively, net of Adecco’s allowance for doubtful accounts of GBP 0.6 (CHF 1.5) and GBP 0.5 (CHF 1.2) on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 20 (CHF 48) and GBP 12 (CHF 30) as of December 30, 2001 and December 31, 2000 respectively from the conduit representing the portion of the sold receivables for which Adecco has not yet received cash. Adecco recorded an expense of GBP 2 (CHF 5) and GBP 2 (CHF 5) on sale of the receivables to the conduit during 2001 and 2000 respectively.

     In October 2000, Adecco terminated an agreement to sell an undivided ownership interest in a continuous revolving pool of certain of its United States trade receivables of up to USD 200 (CHF 328), which had been accounted for as a sale of receivables. Concurrently, Adecco entered into a new agreement to borrow, on an ongoing basis, an amount secured by certain receivables of US subsidiaries. The new agreement is accounted for as a secured borrowing with pledge of collateral under the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Unlike Adecco’s prior agreement where it sold an undivided interest in certain United States trade receivables thereby removing such receivables from its balance sheet, under the new agreement, the receivables and related debt remain on the balance sheet. In conjunction with the new agreement, Adecco received a loan from a lending institution. The loan amounted to USD 291 (CHF 488) and USD 400 (CHF 655) as of December 30, 2001 and December 31, 2000 respectively. Adecco pledged receivables amounting to USD 435 (CHF 731) and USD 584 (CHF 957) as of December 30, 2001 and December 31, 2000 respectively as security for this loan. Adecco continues to be exposed to a risk of credit loss related to uncollectible accounts receivable and has provided an allowance for doubtful accounts of USD 6 (CHF 10) and USD 5 (CHF 7) as of December 30, 2001 and December 31, 2000 respectively.

     As of December 30, 2001, Adecco was in compliance with all financial covenants.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

Note 4 — Property, Equipment and Leasehold Improvements

	Dec. 30, 2001		Dec. 31, 2000

Land and buildings	CHF	97	CHF	99
Furniture, fixtures and office equipment		230		211
Computer equipment and software		758		633
Leasehold improvements		264		206
		1,349		1,149
Accumulated depreciation		(614)		(489)
	CHF	735	CHF	660

     The depreciation expense was CHF 194, CHF 176 and CHF 102 for 2001, 2000 and 1999 respectively. Included in property, equipment and leasehold improvements are assets acquired under capital leases with an original cost of CHF 31 and CHF 32 and accumulated depreciation of CHF 10 and CHF 15 as of December 30, 2001 and December 31, 2000 respectively.

Note 5 — Accounts Payable and Accrued Expenses

	Dec. 30, 2001		Dec. 31, 2000

Accounts payable	CHF	293	CHF	273
Wages and benefits		1,826		1,849
VAT and sales taxes		653		680
Income and other taxes		615		669
Other		922		882
	CHF	4,309	CHF	4,353

Note 6 — Financing Arrangements

Short-term debt

     To support short-term working capital and borrowing requirements, Adecco had in certain countries in which it operates available bank lines of credit of CHF 1,421 and CHF 1,229 and borrowings outstanding of CHF 975 and CHF 1,178 as of December 30, 2001 and December 31, 2000 respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate was 3.4% and 6%, as of December 30, 2001 and December 31, 2000 respectively.

Long-Term Debt

		Principle	Maturity	Interest rate	December 30, 2001		December 31, 2000

Multicurrency revolving credit facility	CHF	1,500	2002/2003		CHF		CHF	1,051
Guaranteed notes	EUR	400	2006	6.0%		608		—
Guaranteed convertible notes	EUR	357	2004	1.5%		529		548
Guaranteed notes	USD	200	2006	7.0%		336		328
Bonds	CHF	300	2005	4.0%		300		300
Guaranteed notes	FRF	800	2008	6.0%		181		184
Guaranteed notes	USD	50		7.1%		88		82
Subordinated notes			undated			—		46
Other						25		19
						2,067		2,558
Less current maturities						(20)		(10)
Long-term portion					CHF	2,047	CHF	2,548

     In January 2000, Adecco entered into CHF 1,500 of unsecured multicurrency revolving credit facilities consisting of CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest is at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3-1/2 year and one year facilities, respectively, payable on the undrawn portion of each facility. These funds were used to refinance CHF 842 of Adecco debt maturing in February 2000 and to fund, in part, the cash requirements of the Olsten acquisition. In January 2001, Adecco amended the existing agreement of CHF 500 revolving credit facility for another year to expire in 2002.

     As of December 30, 2001 Adecco had no amounts drawn down under the credit facility.

     In March 2001, Adecco Financial Services Ltd, a wholly-owned subsidiary of Adecco issued notes with a principle amount of EUR 400 (CHF 608), which were used to refinance existing indebtedness and for general corporate purposes. The notes are guaranteed by Adecco SA on an unsecured and unsubordinated basis.

     In connection with the March 2000 Olsten acquisition, Adecco assumed Olsten’s outstanding USD 200 senior notes. Additionally, Adecco assumed Olsten’s outstanding FRF 800 guaranteed notes.

     In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of Adecco, issued EUR 360 (CHF 576)

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. The notes are convertible into Adecco shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per Euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco SA.

     In connection with the 1999 Delphi acquisition, Adecco assumed Delphi’s outstanding USD 50 guaranteed senior note. Interest on the note is payable semi-annually and the principal amount of the note is repayable in six equal annual instalments commencing June 2002.

     Upon adoption of SFAS No. 133 as of January 1, 2001 “Accounting for Derivative Instruments and Hedging Activities”, subordinated undated notes of CHF 72 have been reclassified from debt to other liabilities. (see Note 13).

     Under the terms of the various short and long-term credit agreements, Adecco is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 30, 2001, Adecco was in compliance with all financial covenants.

     Payments of long-term debt are due as follows:

Fiscal year
2002	CHF	20
2003		22
2004		550
2005		654
2006		624
Thereafter		197
	CHF	2,067

Note 7 — Shareholders’ Equity

     Adecco’s shareholders’ equity consists of common shares and participation certificates, each with par value CHF 1.00.

     Participation certificates entitle the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments are made to the holders of common stock. Participation certificates are non-voting.

     Included in treasury stock are common shares of 129,558 and 133,410 and participation certificates of 43,260 and 42,020 as of December 30, 2001 and December 31, 2000 respectively. Treasury stock is generally reserved to support option exercises under stock option plans.

     On May 2, 2001, the annual general meeting of shareholders approved the changes of authorised and conditional capital (authorised but not issued shares).

     As of December 30, 2001 19,000,000 common shares were reserved for issuance in case of special capital market transactions, such as acquisitions.

     Adecco had 7,082,612 and 5,267,760 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 30, 2001 and December 31, 2000 respectively. Additionally, 5,399,880 and 7,000,000 common shares were reserved for issuance for financial instruments, such as convertible bonds as of December 30, 2001 and December 31, 2000.

     On May 2, 2001, the annual general meeting of shareholders approved the split of all common shares by 10 for 1 and all participation certificates by 2 for 1, effective May 14, 2001. The par value of common shares was reduced from CHF 10.00 to CHF 1.00 and the par value of the participation certificates was reduced from CHF 2.00 to CHF 1.00.

     Adecco may only pay dividends out of unappropriated retained earnings disclosed in the annual financial statements of Adecco SA (“Holding Company”), prepared in accordance with Swiss law and as approved at the annual general meeting of shareholders. These Holding Company financial statements present unappropriated retained earnings of CHF 1,433 as of December 31, 2001.

Note 8 — Stock Option Plans

     As of December 30, 2001, Adecco had options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a ratable basis over two to five years beginning on the day of the grant or one year after the date of grant, and have a contractual life of three to ten years.

     Adecco applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for its plans.

     No compensation cost has been recognised for its stock option plans. Had compensation cost for Adecco’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, “Accounting for Stock-Based Compensation”, Adecco’s net loss and loss per share would have increased to the pro forma amounts indicated in the following table:

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

		2001		2000		1999

Net loss:
- As reported	CHF	(427)	CHF	(428)	CHF	(174)
- Pro forma		(479)		(454)		(188)
Basic and diluted loss per share:
- As reported		(2.30)		(2.33)		(1.01)
- Pro forma		(2.58)		(2.47)		(1.09)

Options outstanding are:						Options exercisable are:

Exercise			Weighted Average	Weighted Average Exercise			Weighted Average Exercise
Price per Share		Number	Remaining Life	Price per Share		Number	Price per Share

CHF	8 - 53	2,323,260	4.3	CHF	48	1,664,540	CHF	45
	54 - 99	4,710,480	7.8		85	293,210		85
	100 - 145	4,252,448	5.4		105	2,322,204		104
	146 - 191	51,288	5.7		174	51,288		174
	192 - 237	41,535	5.6		236	41,534		236
	238 - 298	16,822	3.5		277	16,822		277
CHF	8 - 298	11,395,833	6.1	CHF	86	4,389,598	CHF	83

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

		2001		2000		1999

Expected lives		3.9		3.9		3.7
Risk-free interest rate		3.40%		3.50%		3.40%
Expected volatility		39%		39%		27%
Expected dividend	CHF	1.00	CHF	1.00	CHF	0.84

     A summary of the status of Adecco’s stock option plans as of the fiscal years ended December 30, 2001, December 31, 2000 and January 2, 2000, and changes during those years are presented below.

				Weighted Average
		Exercise		Exercise
	Number of Shares	Price per Share		Price per Share

Balance, January 3, 1999	5,526,170	CHF	1 - 67	CHF	45
Granted	2,971,410		53 - 102		102
Exercised	(1,331,890)		1 - 75		32
Forefeited	(194,960)		17 - 53		38
Balance, January 2, 2000	6,970,730		6 - 102		69
Granted	1,890,092		60 - 315		119
Exercised	(893,900)		6 - 122		53
Forefeited	(291,230)		17 - 298		137
Balance, December 31, 2000	7,675,692		6 - 315		84
Granted	4,693,000		80 - 112		86
Exercised	(786,641)		6 - 315		41
Forefeited	(186,218)		6 - 315		139
Balance, December 30, 2001	11,395,833	CHF	8 - 298	CHF	86
Exercisable, December 30, 2001	4,389,598	CHF	8 - 298	CHF	83

     The weighted average fair value per option granted in 2001, 2000 and 1999 was CHF 29 CHF 35 and CHF 24 per share.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

     In connection with the acquisition of Olsten in 2000, Adecco converted 3,726,264 shares of outstanding Olsten stock options to an existing Adecco stock option plan. The converted options were adjusted by the exchange ratio of 0.14, which reflected the average closing prices of the Adecco common stock, on the Swiss Stock Exchange for the five days immediately preceding the date of acquisition and the average closing prices of the Olsten common stock, on the New York Stock.

     Exchange for the five days immediately preceding the date of acquisition. Pursuant to the acquisition Agreement and Plan of Merger, the converted Olsten options became 100% vested and exercisable on the acquisition date. The fair value of these vested options has been accounted for as additional purchase price, with the corresponding credit to equity.

Note 9 — Pension Plans

     According to local regulations and practices, Adecco has various defined benefit and defined contributions plans to which Adecco and its employees contribute. Certain plans require contributions from employees only and some require contributions from both Adecco and the employees. As of December 30, 2001 and December 31, 2000, there were no significant defined benefit plans. Adecco recorded an expense of CHF 27, CHF 25 and CHF 17 in connection with defined contribution plans in 2001, 2000 and 1999 respectively.

Note 10 — Income Taxes

     Adecco SA is incorporated in Switzerland, operates in countries that have differing tax laws and rates and generates income from continuing operations primarily outside of Switzerland. Consequently, the weighted average expected effective tax rate will vary from year to year according to the source of earnings by country. The provision for income taxes on continuing operations consists of the following for the fiscal years:

		2001		2000		1999

Current provision	CHF	338	CHF	466	CHF	189
Deferred provision (benefit)		(84)		(201)		15
Total	CHF	CHF	254	CHF	265	CHF	204

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

	December 30, 2001		December 31, 2000

Net operating loss carryforward	CHF	134	CHF	41
Tax credits		136		39
Depreciation		62		62
Deferred compensation and accrued employee benefits		83		110
Accrued expenses		108		111
Financial amortisation in excess of tax amortisation		182		129
Other		53		98
Gross deferred tax asset		758		590
Valuation allowance		(159)		(58)
Net deferred tax asset		599		532
Deferred tax liability		3		20
Deferred tax asset net of deferred tax liability	CHF	596	CHF	512

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

     Adecco’s assessment of the realisability of deferred tax assets is made on a country-by-country basis. A valuation allowance is used to reduce deferred tax assets to a level which, more likely than not, will be realised. Other current assets include current deferred tax assets of CHF 205 and CHF 232 as of December 30, 2001 and December 31, 2000 respectively. Other long-term assets include CHF 394 and CHF 280 of net deferred tax assets as of December 30, 2001 and December 31, 2000 respectively.

     As of December 30, 2001 and December 31, 2000, Adecco had approximately CHF 355 and CHF 169 in net operating loss and tax credit carryforwards. Some of these losses and credits expire over time and have other restrictions on usage. The largest tax loss is in the United States and equals CHF 276 and CHF 54. Those losses begin to expire in 2004. Additionally, a portion of the net operating loss and tax credit carryforward available is not included in the deferred tax assets disclosed above because management believes the probability of utilisation is remote.

The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled as follows for the fiscal years:

		2001		2000		1999

Expected tax provision (benefit)	CHF	(119)	CHF	(64)	CHF	11
Goodwill amortisation		231		297		199
Adjustment to valuation allowance		50		—		—
Losses not tax benefited		28		24		9
Adjustment to deferred tax assets due to rate changes		49		—		11
Other			15		8		(26)
Total provision for income taxes	CHF	254	CHF	265	CHF	204

     The expected tax provision was calculated by aggregating the products of pre-tax income (loss) in each country multiplied by the country’s statutory income tax rate. A provision has been made for withholding tax and other taxes on cross-border, intercompany transactions including management fees, royalties, interest and dividends.

Note 11 — Commitments and Contingencies

Commitments

     Adecco leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at Adecco’s option and usually include escalation clauses linked to inflation.

     Future minimum annual lease payments (net of proceeds to be received under subleasing agreements) are as follows :

Fiscal year
2002	CHF	210
2003		178
2004		131
2005		94
2006		64
Thereafter		145
	CHF	822

     Total rent expense under operating leases amounted to CHF 214, CHF 149 and CHF 131 during 2001, 2000 and 1999 respectively.

Contingencies

     Adecco is involved in various legal actions and claims. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material adverse effect on Adecco’s financial position or results of operations.

Note 12 — Restructuring

Olsten acquisition

     In connection with acquisitions in 2000, primarily Olsten, Adecco committed to restructuring plans which resulted in a pre-tax charge to net income in 2000 of CHF 65. Only CHF 36 of this amount was charged to the restructuring reserve. Additional restructuring reserves of CHF 93 were accrued as part of the purchase price and were allocated to goodwill. The total restructuring reserves of CHF 129 included CHF 57 for employee reductions, CHF 20 for remaining lease commitments on abandoned facilities and CHF 52 for branch closure and other costs. As part of the restructuring plans, Adecco reduced its workforce by approximately 1,100 positions, including approximately 700 positions in North America and 400 positions in the rest of the world, consisting primarily of administrative and sales and marketing personnel. Approximately 160 positions and 860 positions were eliminated during 2001 and 2000 respectively. During 2001, additional restructuring reserves of CHF 28 including CHF 15 for employee termination, CHF 5 for remaining lease commitments and CHF 8 for branch closure and other costs, were accrued as a purchase price adjustment and recorded against goodwill.

Other

     In connection with acquisitions in 1999, primarily Delphi and Career Staff, Adecco committed to restructuring plans which resulted in a pre-tax charge to net income in 1999 of CHF 3. Additional restructuring reserves of CHF 24 were accrued as part of the purchase

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

price and allocated to goodwill. The total restructuring reserves of CHF 27

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

included CHF 8 for employee reductions, CHF 9 for remaining lease commitments on abandoned facilities and CHF 10 for branch closure costs. Restructuring costs of CHF 8 recorded in 1999 in connection with the Delphi acquisition were reversed during the year 2000 and allocated to goodwill.

			Remaining leas
	Employee		commitments on		Branch closure		Total restructuring
	reductions		abandoned facilities		and other costs		reserve

Restructuring reserve January 2, 2000	CHF	6	CHF	5	CHF	6	CHF	17
Net additions to restructuring reserve charged to net income[1]		19		10		7		36
Net additions to restructuring reserve charged to goodwill[2]		32		9		44		85
Cash payments		(40)		(13)		(12)		(65)
Restructuring reserve December 31, 2000	CHF	17		11		45		73
Net additions to restructuring reserve charged to goodwill		15		5		8		28
Cash payments		(28)		(10)		(35)		(73)
Restructuring reserve December 30, 2001	CHF	4	CHF	6	CHF	18	CHF	28

     The components of the remaining restructuring reserve as of December 30, 2001 are as follows:

			Remaining lease
	Employee		commitments on		Branch closure		Total restructuring
	reductions		abandoned facilities		and other costs		reserve

Closing balance Delphi acquisition	CHF	—	CHF	1	CHF	4	CHF	5
Closing balance Olsten acquisition		4		5		14		23
Total closing balance	CHF	4	CHF	6	CHF	18	CHF	28

[1]	In connection with acquisitions in 2000, Adecco committed to restructuring plans which resulted in a pre-tax charge to net income of CHF 65. Of this balance, only CHF 36 was charged to the restructuring reserve. The remaining CHF 29 related to the write-down of software and other fixed assets.

[2]	In connection with acquisitions in 2000, restructuring costs of CHF 93 were accrued and recorded against goodwill. In addition, restructuring costs of CHF 8 recorded in connection with the 1999 acquisition of Delphi, were reversed during the year, resulting in total net additions to goodwill in 2000 of CHF 85.

Notes to Consolidated Financial Statements – as of December 30, 2001

In millions, except share and per share amounts

     Note 13 — Financial instruments and derivatives

Risk and use of derivative instruments

     Adecco conducts business and funds its subsidiaries in various countries and currencies, and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the US Dollar, the Euro, the British Pound and the Japanese Yen. Adecco also issues bonds, commercial paper and short, medium and long-term notes in various currencies.

     In order to mitigate the impact of currency exchange rate fluctuations, Adecco assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In addition, to mitigate interest rate risk, Adecco enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimise volatility of earnings and cash flows. The responsibility of assessing exposure as well as of entering into and managing derivative instruments is centralised in the group treasury department. The activities of the group treasury department are covered by corporate polices and procedures approved by the Board, which specifically prohibit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

     The following table shows the carrying amount and the fair value of financial instruments:

	December 30, 2001				December 31, 2000

	Carrying value		Fair value		Carrying value		Fair value

Financial instruments other than derivative instruments
Assets:
Cash and cash equivalents	CHF	552	CHF	552	CHF	487	CHF	487
Liabilities:
Short-term debt		995		995		1,188		1,188
Long-term debt		2,047		2,107		2,548		2,598
Derivative instruments
Assets:
Swaps	CHF	8	CHF	8	CHF	—		—
Forward foreign currency contracts		—		—		51		51
Liabilities:
Swaps		57		57		1		9
Forward foreign currency contracts		42		42		—		—
Other	CHF	14	CHF	14		—		—

     Adecco uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

Cash and cash equivalents

     The carrying amount approximates the fair value because of the short maturity of those instruments.

Short-term debt

     The carrying amount approximates the fair value because of the short maturity of those instruments.

Long-term debt

     The fair value of Adecco’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 6 for details on debt instruments.

Interest rate and cross currency interest rate swaps

     The fair value for interest rate and cross currency interest rate swaps is calculated by using the present value of future cash obtained upon quoted market information.

Foreign currency and interest swaps

     The fair value for instruments to hedge interest rate risk is calculated by using the present value of future cash flows obtained from financial institutions.

Other instruments

     The fair value for these derivative instruments is based on information obtained from financial institutions.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

     Fair value hedges

     Adecco has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the Euro, the British Pound and the US Dollar.

     Cross-currency interest rate swap agreements which contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to five years and expire on various dates ending in 2006. Net gains and losses on changes in fair values of hedged assets and liabilities as well as on the derivative instruments designated as fair value hedges are recognised in earnings as interest expense. There was no significant net gain or loss recognised during 2001 in connection with the fair value hedging activities.

     Upon adoption of SFAS No. 133, Adecco recognised a gain of CHF 4 after tax as a cumulative effect of change in accounting principle relating to previously unrecognised fair value hedges.

Cash flow hedges

     Adecco has entered into cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the Euro and US Dollar exposures against the Swiss Franc.

     Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency are designated as cash flow hedges. The contracts outstanding have an original contract period of 5 years and expire in 2006.

     Net gains and losses on the revaluation of external debt and internal subsidiary funding, as well as on the derivative instruments that are designated and qualify as cash flow hedges, are reported in a separate component of accumulated other comprehensive income to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings, in the same period as the underlying transaction affects earnings.

     In connection with the cash flow hedging activities, Adecco recorded a net gain of CHF 11 in other comprehensive income. There was no significant ineffectiveness relating to cash flow hedges during 2001.

Non-hedge activities

     Adecco has entered into certain forward foreign currency contracts and interest rate swap agreements that are not designated as hedges under SFAS No. 133. Specifically, forward foreign currency contracts are used to hedge the net exposure of internal short-term subsidiary funding advanced in the local operations functional currency. These contracts are entered into in accordance with the written treasury policies and procedures and are not entered into for trading or speculative purposes. Gains and losses on these contracts are recognised in earnings.

     In 1992, a subsidiary of Adecco issued a perpetual debt that was subsequently restructured under a Structured Finance Agreement (“the arrangement”). To reduce foreign currency exchange and interest rate exposures relating to the payments under the arrangement, various interest rate and cross-currency interest rate swaps were entered into. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement, which calls for periodic variable payments to a third party, was considered as debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative and as such, the value of the payments under the arrangement and the related swap transactions, have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis to earnings, as interest expense. The adoption of SFAS No. 133 resulted in the recognition of a loss of CHF 12 after tax, which was recorded as a cumulative effect of change in accounting principle. The fair value of the arrangement is CHF 72 as of December 30, 2001 and has been reclassified from long-term debt to other liabilities. The arrangement calls for Adecco to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary.

Credit risk concentration

     Financial instruments that potentially expose Adecco to concentrations of credit risk consist principally of cash investments, trade accounts receivable and derivative financial instruments. Adecco places its cash investments in major financial institutions throughout the world, which management assesses to be of high credit quality. Credit risk, with respect to trade accounts receivable, is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. Adecco’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, Adecco enters into derivative contracts with several large multinational banks and limits the notional amount of exposure with each counterparty.

Notes to Consolidated Financial Statements — as of December 30, 2001

In millions, except share and per share amounts

     Note 14 — Segment Reporting

     In October 2001, Adecco announced a change in its organisational and management structure, creating three operating segments (divisions). In accordance with SFAS No. 131, Adecco has changed its reporting segments to be in alignment with its new internal structure. Segment information for prior periods has been restated to conform to the new presentation.

     Adecco’s three segments are:

     Adecco Staffing: Providing mainstream staffing services including temporary staffing and permanent placement.

     Ajilon Staffing & Managed Services: Servicing customers with temporary associates and contractors, providing permanent placements in special industries such as finance, information technology as well as providing special expertise including project management and other management consulting services.

     Career Services & e-Business: Providing e-recruiting, executive search services and employee out-placement assistance.

     Adecco evaluates the performance of its reportable segments based on divisional contribution which is defined as the amount of profit or loss before interest, income taxes, goodwill amortisation, restructuring expense and allocation of certain corporate charges.

     Approximately 93.7%, 94.7% and 94.4% of Adecco’s net service revenues in 2001, 2000 and 1999 respectively were related to temporary staffing. The remaining portion relates to permanent placements and other services.

			Ajilon Staffing &		Career Services &
	Adecco Staffing		Managed Services		e-Business		Total

1999
Net service revenues	CHF	15,966	CHF	2,285	CHF	220	CHF	18,471
Contribution		618		180		34		832
Depreciation and amortisation		677		112		12		801
Capital expenditures		120		30		6		156
Segment assets		6,321		1,417		200		7,938
Long-lived assets[1]		472		89		19		580

2000
Net service revenues	CHF	22,768	CHF	3,571	CHF	289	CHF	26,628
Contribution		918		265		54		1,237
Depreciation and amortisation		1,084		180		21		1,285
Capital expenditures		292		49		10		351
Segment assets		8,996		1,471		186		10,653
Long-lived assets[1]		719		152		23		894

2001
Net service revenues	CHF	23,538	CHF	3,271	CHF	438	CHF	27,247
Contribution		876		179		124		1,179
Depreciation and amortisation		1,069		207		24		1,300
Capital expenditures		238		46		13		297
Segment assets		7,962		1,143		218		9,323
Long-lived assets[1]		794		118		37		949

     Segment information by geographical areas are as follows:

	North				Asia		Rest of
	America[2]		Europe[3,4]		Pacific		World [5]		Total

Net service revenues
1999	CHF	4,885	CHF	11,786	CHF	1,528	CHF	272	CHF	18,471
2000		7,986		15,713		2,282		647		26,628
2001		7,559		16,473		2,424		791		27,247
Long-lived assets[1]
1999	CHF	205	CHF	306	CHF	64	CHF	5	CHF	580
2000		309		513		60		12		894
2001		322		541		76		10		949

[1] Long-lived assets include all non-current assets except deferred taxes and goodwill, net

[2] Consists primarily of operations in the United States

[3] Consists primarily of operations in France, United Kingdom, Belgium, Germany, Italy, The Netherlands, Spain and Switzerland

[4] Includes France net service revenues of CHF 9,105, CHF 8,959 and CHF 7,000 and long-lived assets of CHF 161, CHF 111 and CHF 88 in 2001, 2000 and 1999 respectively

[5] Consists of operations in Latin America and Other

Report of the Group Auditors to the General Meeting of Adecco SA, Chéserex

     As auditors of the group, we have audited the Consolidated Financial Statements, (Consolidated Balance Sheets as of December 30, 2001 and December 31, 2000, Consolidated Statements of Operations, Cash Flows, Changes in Shareholders’ Equity and Notes pages 8 to 24) of Adecco SA for the three years ended December 30, 2001.

     These Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audits were conducted in accordance with auditing standards promulgated by the profession in Switzerland and in accordance with auditing standards generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America, and comply with Swiss law.

     We recommend that the Consolidated Financial Statements submitted to you be approved.

     ARTHUR ANDERSEN SA

Mike Sills	Jane Moverley

Lausanne, February 5, 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADECCO SA (Registrant)

By:	/s/ Jérôme Caille

Name: Jérôme Caille Title: Chief Executive Officer

Date: June 5, 2002

By:	/s/ Felix A. Weber

Name: Felix A. Weber Title: Senior Vice President and Chief Financial Officer

Date: June 5, 2002

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ADECCO SA

ANNUAL REPORT OF FORM 20-F — YEAR ENDED December 31, 2001

EXHIBIT INDEX

EXHIBIT
No.	Description

1.1(a)*	Status of Adecco (in French), as amended to May 2, 2001.

1.1(b)*	(Status) Articles of Incorporation of Adecco (in English), as amended to May 2, 2001.

2.1*	Specimen of certificates representing Adecco common shares, par value CHF 1.00 per share.

2.2*	Specimen of certificates representing Adecco ADSs.

2.3***	Amended and Restated Deposit Agreement, dated as of December 8, 1999, among Adecco and Morgan Guaranty Trust Company of New York and holders from time to time of ADRs issued thereunder, including the form of ADR incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 33-85256), filed with the Securities and Exchange Commission on December 3, 1999.

2.3.1**	Amendment No. 1 dated April 13, 2001 the Amended and Restated Deposit Agreement dated as of December 8, 1999.

4.1*	Second Amended and Restated Receivables Purchase Agreement, dated October 19, 2000, among ADO Staffing, Inc., as Seller, SECAD Limited, as Purchaser, and Adecco SA.

4.2*	Second Amended and Restated Transfer and Administration Agreement involving the sale of eligible trade accounts receivable, dated October 19, 2000, among Enterprise Funding Corporation, and Preferred Receivables Funding Corporation as Non-Committed Lenders, SECAD Limited, as Borrower, ASI Staffing, Inc. (together with its successors and assigns, ADO Staffing Inc.), as Servicer, Bank One NA as a Lender Agent and a Committed Lender and Bank of America, N.A. as the Lead Arranger.

4.2.1*	First Amendment, dated as of May 8, 2001, to the Second Amended and Restated Transfer and Administration Agreement, dated October 19, 2000.

4.3†	Credit Agreement (Multicurrency Loan Agreement), dated January 27, 2000, among Adecco, as Borrower, and Bank of America International Ltd. and Societe General, as Arrangers, and Bank of America International Ltd., as Agent, for a credit facility of CHF 1,500,000,000.

4.4†	Paying and Conversion Agency Agreement, dated November 25, 1999, between Meridian B.V., as Issuer, and Adecco, as Guarantor, of 360,000,000 1.50% Guaranteed Convertible Notes due 2004.

4.5†	Indenture dated March 15, 1996 between Olsten Corporation and First Union National Bank, as Trustee, relating to Olsten’s 7% Senior Notes due 2006.

4.6‡	Exchange Offer Agreement between Adia SA and Ecco SA, dated May 8, 1996 (incorporated herein by reference to Finneco’s Schedule 13-D as filed with the Securities and Exchange Commission on May 1, 1997).

4.7+	Purchase Agreement, dated September 16, 1996, among Adecco, Inc. and the stockholders of TAD Resources International, Inc.

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EXHIBIT
No.	Description

4.8+	Bond Purchase and Paying Agency Agreement for 4% Bonds 1997-2005 of CHF 300 million, dated June 27, 1997, between Adecco, as Borrower, and Swiss Bank Corporation acting through SBC Warburg, acting on behalf of syndicate bank underwriters.

4.9**	Recommended Cash Offer for Delphi Group plc by Adecco UK information technology Holdings, dated February 12, 1999.

4.10***	Agreement and Plan of Merger, dated August 17, 1999, by and among Adecco, Staffing Acquisition Corporation and Olsten Corporation.

4.11***	Separation Agreement, dated August 17, 1999, among Olsten Corporation, Aaronco Corporation and Adecco.

4.12***	Principal Stockholders Agreement, dated August 17, 1999, among Adecco and certain shareholders of Olsten Corporation.

4.13***	Omnibus Amendment No. 1, dated October 7, 1999.

4.14***	Omnibus Amendment No. 2, dated January 18, 2000.

4.15*	Offering Circular, dated March 13, 2001, of Adecco Financial Services (Bermuda) Ltd., for €400,000,000 6% Guaranteed Notes due 2006.

8.1	List of Significant Subsidiaries.

9.1	Consent of Arthur Andersen SA.

Filed herewith unless otherwise noted.

*	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Registration Statement on Form 20-F filed June 25, 2001.

†	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended January 2, 2000.

‡	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended December 29, 1996.

+	Previously filed with the Securities and Exchange Commission in connection with Adecco’s Annual Report for the fiscal year ended December 28, 1997.

**	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco’s Post-Effective Amendment No. 2 to Registration Statement on Form F-6 (File No. 33-85256), filed April 12, 2001.

***	Previously filed with the Securities and Exchange Commission in connection with the filing of Adecco’s Amendment No. 4 to Registration Statement on Form F-4 (File No. 33-88597), filed February 9, 2000.

     The total amount of long-term debt securities of Adecco authorized under any instrument (other than exhibits herewith or incorporated herein by reference) does not exceed 10% of the total assets of Adecco on a consolidated basis. Adecco agrees to furnish copies of any and all of these instruments to the Commission upon request.

     Upon request of the Commission, Adecco will provide for each of its subsidiaries, the country or other jurisdiction of incorporation or organisation, its relationship to Adecco and the percentage of voting securities owned or otherwise controlled by its immediate parent.

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